UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ASAT HOLDINGS LIMITED

(Name of Issuer)

ORDINARY SHARES, par value US$0.01 per share

(Title of Class of Securities)

00208B105

(CUSIP Number)

Arthur Tsui, Chief Financial Officer

ASAT Holdings Limited

14th Floor, 138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(852) 2439-8788

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

SCHEDULE 13D

CUSIP NO. 00208B105	Page 2 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Everwarm Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_| (b) |x|
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,005,928 (1)(2)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 95,005,928 (1)(2)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,005,928 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

Everwarm Limited (“Everwarm”) is the record holder of 1,672,528 Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of ASAT Holdings Limited (“ASAT”). In addition, Everwarm owns 150,000 Series A Redeemable Convertible Preferred Shares, par value US$0.01 per share (the “Preferred Shares”) of ASAT, convertible into 83,333,400 Ordinary Shares of ASAT at the

SCHEDULE 13D

CUSIP NO. 00208B105	Page 3 of 10 Pages

initial conversion price of US$0.09 per Ordinary Share (subject to customary adjustment for share splits, dividends, re-combinations and similar transactions and a potential reset on October 31, 2006 to 80% of the average trading price of the American Depositary Shares (“ADSs”) of ASAT during the preceding three months, subject to a floor of US$0.065 per Ordinary Share), and five-year warrants to purchase an aggregate of 10,000,000 Ordinary Shares (equivalent to 2,000,000 ADSs) of ASAT.

2.

Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL International Holdings Limited (“QPL”) and Mr. Tung Lok Li (“Mr. Li”) may be deemed to be the beneficial owner of the Ordinary Shares held by Everwarm.

SCHEDULE 13D

CUSIP NO. 00208B105	Page 4 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) QPL International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_| (b) |x|
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 383,005,928 (1)(2)(3)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 383,005,928 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,005,928 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

Everwarm is the record holder of 1,672,528 Ordinary Shares of ASAT. In addition, Everwarm owns 150,000 Preferred Shares of ASAT, convertible into 83,333,400 Ordinary Shares of ASAT at the initial conversion price of US$0.09 per Ordinary Share (subject to customary adjustment for share splits, dividends, re-combinations and similar transactions a potential reset on October 31, 2006 to

SCHEDULE 13D

CUSIP NO. 00208B105	Page 5 of 10 Pages

80% of the average trading price of the ADSs during the preceding three months, subject to a floor of US$0.065 per Ordinary Share), and five-year warrants to purchase an aggregate of 10,000,000 Ordinary Shares (equivalent to 2,000,000 ADSs) of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by Everwarm.

2.

The Industrial Investment Company Limited is the record holder of 268,416,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by the Industrial Investment Company Limited.

3.

QPL (US) Inc. is the record holder of 19,584,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by QPL (US) Inc.

SCHEDULE 13D

CUSIP NO. 00208B105	Page 6 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tung Lok Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_| (b) |x|
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 386,953,928 (1)(2)(3)(4)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 386,953,928 (1)(2)(3)(4)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,953,928 (1)(2)(3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Everwarm is the record holder of 1,672,528 Ordinary Shares of ASAT. In addition, Everwarm owns 150,000 Preferred Shares of ASAT, convertible into 83,333,400 Ordinary Shares of ASAT at the initial conversion price of US$0.09 per Ordinary Share (subject to customary adjustment for share splits, dividends, re-combinations and similar transactions and a potential reset on October 31,

SCHEDULE 13D

CUSIP NO. 00208B105	Page 7 of 10 Pages

2006 to 80% of the average trading price of the ADSs during the preceding three months, subject to a floor of US$0.065 per Ordinary Share), and five-year warrants to purchase an aggregate of 10,000,000 Ordinary Shares (equivalent to 2,000,000 ADSs) of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by Everwarm.

2.

The Industrial Investment Company Limited is the record holder of 268,416,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by the Industrial Investment Company Limited.

3.

QPL (US) Inc. is the record holder of 19,584,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by QPL (US) Inc.

4.	Mr. Li is the record holder of 289,600 ADSs, representing 1,448,000 Ordinary Shares of ASAT and is the owner of options to purchase 500,000 ADSs, representing 2,500,000 Ordinary Shares.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) filed with the Securities and Exchange Commission by the Reporting Persons (as defined below) in connection with the Ordinary Shares, par value US$0.01 per share (the “Ordinary Shares”), of ASAT Holdings Limited, a Cayman Islands company (“ASAT”), with its principal executive offices at 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong.

Item 2.	Identity and Background.

2(a)             This Statement is filed by (i) Everwarm Limited, a company incorporated in the British Virgin Islands (“Everwarm”), (ii) QPL International Holdings Limited, a company incorporated in Bermuda, with its shares listed on The Stock Exchange of Hong Kong Limited (“QPL”) and (iii) Mr. Li, an individual (“Mr. Li,” together with Everwarm and QPL, collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2(b)            The principal business address of each of Everwarm, QPL and Mr. Li is Unit F, 17th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong.

2(c)             Everwarm is an investment holding company and is wholly-owned by QPL. QPL is an investment holding company, whose subsidiaries are engaged in the manufacture and sales of integrated circuits leadframes, heatsinks and stiffeners, property investment and investment holding. Mr. Li’s principal occupation is to serve as Chairman of the Board of QPL. Additionally, Mr. Li serves as a member of the board of directors of ASAT and Everwarm.

2(d)            During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e)             During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(f)	Mr. Li is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

From October 27, 2005 through the date of this Statement, the Reporting Persons (a) purchased 150,000 Series A Redeemable Convertible Preferred Shares, par value US$0.01 per share (the “Preferred Shares”) of ASAT, convertible into 83,333,400 Ordinary Shares of ASAT, at a total consideration of US$7.5 million; (b) in connection with the closing of the purchase of such 150,000 Preferred Shares, were issued five-year warrants to purchase 10,000,000 Ordinary Shares (equivalent to 2,000,000 ADSs) of ASAT (no sums were payable to ASAT on issue of such warrants), of which warrants to purchase a total of 5,000,000 Ordinary Shares were issued as an arrangement fee (the “Five-Years Warrants”, together with the 150,000 Preferred Shares, collectively, the “Preferred Shares Transaction”); and (c) received 1,672,528 Ordinary Shares as semi-annual dividends payable on such 150,000 Preferred Shares.

The aggregate consideration of US$7.5 million payable for the 150,000 Preferred Shares was in the form of the conversion, on a dollar-to-dollar basis, of the account receivables of QPL Group (being QPL and its subsidiaries) due from ASAT as at the date of closing of the Preferred Shares Transaction.

Item 4.	Purpose of Transaction.

The Preferred Shares Transaction was entered into as part of the financing transaction for ASAT. On July 31, 2005, ASAT entered into agreements for a private financing of US$30 million with QPL, and JPMP Master Fund Manager, L.P. related funds (being Asia Opportunity Fund, L.P. (“AOF”), Chase Asia Investment Partners II (Y), LLC, CAIP Co-Investment Fund Parallel Fund (I) C.V. and CAIP Co-Investment Fund Parallel Fund (II) C.V.) (“JPMP”), two principal shareholder groups of ASAT, in the form of (a) a US$15 million Preferred Shares financing, of which QPL Group would contribute US$7.5 million and (b) a US$15 million purchase money loan facility solely from JPMP.

The security purchase agreement made by ASAT, QPL and JPMP dated July 31, 2005 for the US$15 million Preferred Shares financing was amended on October 27, 2005 (the “Amended and Restated Securities Purchase Agreement”) to, among other things, add Olympus-ASAT II, L.L.C. (“Olympia”) as a party. The Preferred Shares financing was closed on October 27, 2005. US$7.5 million of this financing was provided by QPL and US$7.5 million was provided by JPMP and Olympia. (QPL, JPMP and Olympia, collectively the “Preferred Shares Purchasers”).

Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in (a) the acquisition by any person of additional securities of ASAT, or the disposition of securities of ASAT; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ASAT or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of ASAT or any of its subsidiaries; (d) any change in the present board of directors or management of ASAT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of ASAT; (f) any other material change in ASAT’s business or corporate structure including but not limited to, if ASAT is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in ASAT’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ASAT by any person; (h) causing a class of securities of ASAT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of ASAT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

Item 5.	Interest in Securities of the Issuer.

5(a)              Based on 678,979,315 shares of Ordinary Shares of ASAT outstanding as of October 31, 2005 (as set forth in ASAT’s Registration Statement on Form F-1 filed on January 27, 2006 and amended March 24, 2006), each of QPL and Mr. Li beneficially own securities equivalent to 95,005,928 Ordinary Shares (including 83,333,400 Ordinary Shares issuable upon conversion of Preferred Shares and 10,000,000 Ordinary Shares issuable upon exercise of five-year warrants), representing approximately 14.0% of the issued and outstanding Ordinary Shares, through Everwarm.

5(b)             QPL and Mr. Li are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, all of the Ordinary Shares of ASAT held by Everwarm because (i) QPL owns 100% of the shares of Everwarm, which in turns own 95,005,928 Ordinary Shares (including 83,333,400 Ordinary Shares issuable upon conversion of Preferred Shares and 10,000,000 Ordinary Shares issuable upon exercise of warrants) of ASAT and (ii) Mr. Li is the Chairman of the Board of QPL and beneficially owns approximately 38.5% of the shares of QPL as of the date of this Statement.

5(c)             On October 27, 2005, Everwarm purchased 150,000 Preferred Shares at an issue price per Preferred Share of US$50. Each Preferred Share will, at any time and from time to time, at the option of the holder, be convertible into Ordinary Share of ASAT at a conversion price equal to US$0.09 per Ordinary Share (equivalent to US$0.45 per ADS), subject to customary adjustment for share splits, dividends, re-combinations and similar transactions. The Preferred Shares would also be subject to a potential ‘reset’ of the conversion price on October 31, 2006 to 80% of the average trading price of ADSs during the preceding three months, subject to a floor of US$0.065 per Ordinary Share (equivalent to US$0.325 per ADS).

In connection with the closing of the purchase of such 150,000 Preferred Shares, Everwarm was issued five-year warrants to purchase an aggregate of 10,000,000 Ordinary Shares (equivalent to 2,000,000 ADSs) of ASAT, at an exercise price of US$0.05 per ADS (equivalent to US$0.01 per Ordinary Share) (no sums were payable to ASAT on issue of such warrants), of which warrants to purchase a total of 5,000,000 Ordinary Shares were issued as an arrangement fee.

On March 15, 2006, Everwarm received 1,672,528 Ordinary Shares as semi-annual dividends payable on such 150,000 Preferred Shares.

Other than as described in this Statement, none of the Reporting Persons has effected any transactions in the shares of Ordinary Shares during the past 60 days.

5(d)             As at the date of this Statement, there is no pledge on the Ordinary Shares, Preferred Shares and Five-Year Warrants of ASAT held by Everwarm.

5(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 10, 2005, ASAT, QPL, TIIC, QPL (US) Inc., Chase Asia Investment Partners II (Y), LLC, AOF and Olympus-ASAT II, L.L.C. entered into an Amended and Restated Shareholders Agreement (the "Shareholders Agreement"), the parties thereto agreed to amend and restate certain terms of the Amended and Restated Shareholders Agreement dated October 11, 2001. Pursuant to the Shareholders Agreement, among other things, the parties thereto agreed (i) to fix the number of directors of ASAT at nine and (ii) to elect to the board of directors of ASAT in the following manner: (a) three members designated by AOF; (b) three members designated by QPL, one of whom shall be Mr. Li; and (c) three additional independent directors. The Shareholders Agreement also contains restrictions on the transferability of the Ordinary Shares, including a right of first offer, drag-along rights and tag-along rights.

The Shareholders Agreement is attached hereto as Exhibit 2 and the description of the Shareholders Agreement in this Item 6 is qualified in its entirety by reference to the full text thereof.

In addition, pursuant to the Amended and Restated Securities Purchase Agreement, Preferred Shares Purchasers covenanted and agreed that, among such Preferred Shares Purchasers, they shall treat (i) the Preferred Shares and the Ordinary Shares issuable upon conversion of, or as dividends upon, the Preferred Shares and (ii) the Five-Years Warrants and the Ordinary Shares issuable upon exercise of the Five-Years Warrants as “Shares” (as defined in the Shareholders Agreement) owned by such Preferred Shares Purchaser for purposes of Article 2 (Corporate Governance), Article 3 (Restrictions on Transfer) and Article 4 (Right of First Offer; Tag Along Rights; Drag Along Rights) of the Shareholders Agreement and any other provision thereunder requiring a determination of “Share” ownership.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement, dated as of May 2, 2006, by and among Everwarm, QPL and Mr. Li.

Exhibit 2. Amended and Restated Shareholders Agreement, dated as of November 10, 2005, by and among ASAT, QPL, The Industrial Investment Company Limited, QPL (US) Inc., Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P. and Olympus-ASAT II, L.L.C.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVERWARM LIMITED

By: /s/ Tung Lok Li, Director

QPL INTERNATIONAL HOLDINGS LIMITED

By: /s/ Tung Lok Li

Tung Lok Li, Director

/s/ Tung Lok Li

Tung Lok Li

Dated:	May 4, 2006

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated as of May 4, 2006, by and among Everwarm, QPL and Mr. Li.
2

Amended and Restated Shareholders Agreement, dated as of November 10, 2005, by and among ASAT, QPL, The Industrial Investment Company Limited, QPL (US) Inc., Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P. and Olympus-ASAT II, L.L.C.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to securities representing 95,005,928 Ordinary Shares, par value US$0.01 per share, of ASAT Holdings Limited, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on May 4, 2006.

EVERWARM LIMITED

By: /s/ Tung Lok Li, Director

QPL INTERNATIONAL HOLDINGS LIMITED

By: /s/ Tung Lok Li

Tung Lok Li, Director

/s/ Tung Lok Li

Tung Lok Li

Exhibit 2

AMENDED AND RESTATED SHAREHOLDERS AGREEMENT

                                                                  EXECUTION COPY

                              AMENDED AND RESTATED
                             SHAREHOLDERS AGREEMENT

                                November 10, 2005

                                      among

                   CHASE ASIA INVESTMENT PARTNERS II (Y), LLC

                          ASIA OPPORTUNITY FUND, L.P.,

                           CO-INVESTORS LISTED HEREIN,

                       QPL INTERNATIONAL HOLDINGS LIMITED,

                   THE INDUSTRIAL INVESTMENT COMPANY LIMITED,

                                  QPL (US) INC.

                                       and

                              ASAT HOLDINGS LIMITED

                                TABLE OF CONTENTS

  ANNEX A - List of Co-Investors
  ANNEX B - Form of Deed of Adherence
  ANNEX C - Addresses for Notice Under the Shareholders  Agreement

                              AMENDED AND RESTATED
                             SHAREHOLDERS AGREEMENT

        AGREEMENT  (the  "Agreement")  dated  November 10, 2005 among CHASE ASIA
INVESTMENT  PARTNERS II (Y), LLC, a limited  liability  company formed under the laws of Delaware  ("CAIP"),  ASIA  OPPORTUNITY  FUND,  L.P., an exempted limited
partnership   formed  under  the  laws  of  the  Cayman  Islands  ("AOF"),   the
CO-INVESTORS  listed in Annex A (the  "Co-Investors"  and together with CAIP and
AOF, the  "Investors"),  THE INDUSTRIAL  INVESTMENT  COMPANY LIMITED,  a company formed under the laws of the Cayman Islands ("TIIC"), QPL INTERNATIONAL HOLDINGS
LIMITED, a corporation formed under the laws of Bermuda, QPL (US) INC. (formerly
Worltek  International,  Ltd.),  a  California  corporation  ("QPL US") and ASAT
HOLDINGS  LIMITED,  a  company  formed  under  the  laws of the  Cayman  Islands
("ASAT").

               In   consideration   of  the  covenants  and  agreements   herein
contained, the parties hereto agree as follows:

                                    ARTICLE 1

                                   DEFINITIONS

               1.1 Definitions.  Terms defined in the Subscription Agreement are incorporated  herein unless  otherwise  defined herein.  The following terms, as used herein, have the following meanings:

               "Affiliate"  means, with respect to any Person,  any other Person directly or indirectly controlling,  controlled by, or under common control with such Person (and  including a  Subsidiary).  No  Shareholder  shall be deemed an
Affiliate of any other  Shareholder  solely by reason of any investment in ASAT.
For  the  purpose  of  this  definition,  the  term  "control"  (including  with correlative meanings, the terms "controlling", "controlled by" and "under common control with"),  as used with respect to any Person,  shall mean the possession, directly or  indirectly,  of the power to direct or cause the  direction  of the management and policies of such Person,  whether through the ownership of voting securities or by contract or otherwise.

               "ASAT HK" means ASAT Limited,  a corporation  incorporated  under the laws of Hong Kong which is a Subsidiary of ASAT.

               "Board" means the board of directors of ASAT.

               "Business Day" means a day other than Saturday, Sunday or any day on which banks located in Hong Kong are authorized or obligated to close.

               "CITIC" means CITIC Ka Wah Bank Limited.

               "CITIC  Facility" means the stand-by  letter of credit  facility, dated December 20,

2000, between QPL and CITIC.

               "CITIC  Share  Charge"  means  the share  charge  to  secure  the liabilities under the CITIC Facility,  to be entered into between The Industrial
Investment  Company  Limited  ("TIIC") and CITIC in relation to the share charge over 30 million  Shares held by TIIC and such further  Shares as may be required under the top-up requirement thereunder from time to time up to a maximum of ten per cent of the issued  Shares of ASAT from time to time (the top-up  Shares not being  subject to the Charge Over Shares dated  October 29, 1999 between QPL US,
TIIC, Standard Chartered Bank and AOF).

               "Consent  Letter"  means  the  letter  dated  October  11,  2001, addressed by AOF and the Co-Investors to inter alia QPL and Hang Seng.

               "EBITDA" means, for a specified period, the consolidated earnings
before  interest,  income  taxes,   depreciation  and  amortization,   excluding
non-recurring or exceptional items and  extraordinary  gains and losses, of ASAT and its  consolidated  Subsidiaries,  as  derived  from  the  audited  financial statements of ASAT  prepared in  accordance  with US GAAP as provided in Section
2.5(b).

               "Fair Market  Value" means on any date the average of the Closing
Price of the American  Depositary  Receipts  representing Shares (the "ADRs") as quoted  on the  NASDAQ  National  Market  System  for each of the 5  consecutive trading days before such date divided by the number of Shares represented by one such ADR. "Closing Price" for any trading day means the last reported sale price for the Shares on that day or, if no reported  sales take place on such day, the average of the  closing  bid and offer  prices,  in either case as quoted on the
NASDAQ National Market System.

               "Financial Debt" means indebtedness for borrowed money,  deferred
purchase  price  obligations,   conditional  sales  obligations,  capital  lease
obligations,   purchase  money  obligations  and  finance  and  capital  leases, guarantees thereof and other direct or contingent monetary obligations.  For the avoidance  of  doubt,  "Financial  Debt"  does not  include  trade  payables  or operating leases incurred in the ordinary course by business.

               "Fund  Affiliates"  means,  as to any  Investor,  (i)  any of its general partners,  limited partners, fund managers and funds managed by its fund managers, officers (including vice presidents),  general partners and Affiliates thereof, and, after the Initial Public Offering,  any employee thereof, and (ii)
the spouses,  lineal descendants and heirs of individuals  referred to in clause
(i) and trusts controlled by or for the benefit of such individuals.

               "Hang Seng" means Hang Seng Bank Limited.

               "Hang Seng Facility" means the Facility Agreement,  dated October
11, 2001, between QPL and Hang Seng.

               "Hang Seng  Share  Charge"  means the share  charge to secure the liabilities  under the Finance  Documents (as defined in the Hang Seng Facility)
to be entered  into  between  TIIC and Hang Seng in relation to the share charge over 56 million  Shares  held by TIIC , and on or before  November  30,  2001 an additional 4 million  shares,  and such further  Shares as may be required  under  the  top-up  requirement  thereunder  from time to time up to a maximum  of ten per cent of the  issued  Shares  of ASAT  from time to time (the top-up Shares not being subject to the Charge Over Shares dated October 29, 1999 between QPL US, TIIC, Standard Chartered Bank and AOF).

               "Hang Seng  Shares"  means the Shares  pledged to Hang Seng under the Hang Seng Share Charge.

               "Initial  Public  Offering"  means the first  Public  Offering of equity securities of ASAT, ASAT HK or other Subsidiary of ASAT (unless otherwise specified)  upon the  consummation of which such securities are listed on Nasdaq
or  a  internationally   recognized   securities  exchange,   including  without
limitation The Stock Exchange of Hong Kong Limited.

               "Lender"  means  each of CITIC and Hang Seng  (collectively,  the
"Lenders").

               "Lender  Facility"  means each of the CITIC Facility and the Hang
Seng Facility.

               "Lender  Share  Charge"  means each of the CITIC Share Charge and the Hang Seng Share Charge.

               "Lender  Transferee"  means any direct or indirect  transferee of any Lender  holding an interest  in Shares that have been  subject to a Transfer pursuant to or as a result of a charge or Charge Transfer.

               "Nasdaq" means the National  Association  of Securities  Dealers,
Inc. Automated Quotation System's National Market.

               "Net  Debt"  means all  consolidated  Financial  Debt of the ASAT
Companies outstanding at the time of determination, net of cash held by the ASAT
Companies at such time.

               "Percentage Ownership" means, with respect to any Shareholder, an amount equal to the  aggregate  number of Shares  registered in the name of such
Shareholder divided by the total number of Shares owned by the Shareholders.

               "Permitted  Transferee"  means (a) with respect to each Investor:
(i) AOF, CAIP and any of their respective Fund Affiliates,  (ii) any of its Fund
Affiliates, and (iii) any Permitted Transferee of its Permitted Transferees; and
(b) with respect to QPL: any wholly owned Subsidiary of QPL.

               "Person"   means   an   individual,   corporation,   partnership,
association,  trust or other entity or  organization,  including a government or political subdivision or an agency or instrumentality thereof.

                "Public  Offering"  means,  in the  case of an  offering  in the
United States,  an underwritten  public offering of equity securities of ASAT or
ASAT  HK  pursuant  to  an  effective  registration  statement  under  the  U.S.
Securities Act of 1933, as amended, and, in the case of an offering in any other jurisdiction, a widely distributed underwritten offering of equity securities of ASAT or ASAT HK in which both retail and institutional investors are eligible to buy in accordance with the securities laws of such jurisdiction.

               "Public  Sale" means any Sale of Shares (i) in a Public  Offering or (ii) on Nasdaq or on any other internationally recognized securities exchange on which the Shares are listed following the Initial Public  Offering,  provided that in either case such Sale is not directed to a particular purchaser or group of  purchasers  with whom the  Shareholder  has an  understanding,  agreement or arrangement  (written or otherwise)  regarding  such Sale.  For the avoidance of doubt,  Public  Sale  shall  include  any  Transfer  by QPL to any Lender or any nominee of such Lender which is to be the holder of such Shares on such Lender's behalf or any deposit of Shares into a  depositary,  in each case pursuant to or substantially  contemporaneous  with the  enforcement of the  respective  Lender
Share Charge, for the issuance and substantially  contemporaneous Public Sale of equivalent American depositary shares representing such Shares.

               "QPL" means QPL  International  Holdings  Limited,  a corporation formed under the laws of Bermuda and unless  otherwise  specified shall include, jointly and severally with QPL International  Holdings  Limited,  The Industrial
Investment  Company  Limited,  QPL (US) Inc.  and any direct or indirect  wholly owned Subsidiary of QPL that has a direct or indirect interest in the Shares.

               "Required  Drag Along Sale Price" means,  for purposes of Section
4.3, a per Share  price of at least six times  EBITDA for the period of the last four full  fiscal  quarters  preceding  the date of the  Right of First  Refusal
Notice less Net Debt at the end of such period (as calculated by ASAT's auditors based on ASAT's  latest  available  management  accounts)  divided  by the total number of issued and  outstanding  Shares on a fully  diluted basis (taking into account the Shares to be issued upon  exercise of the Warrants and the Shares to be issued to  employees  of any ASAT  Company  pursuant  to an exercise of stock options granted to such employee) at the time of such determination.

               "Sell"  means  to  Transfer,  except  by way of  pledge,  charge, hypothecation  or other  grant of a  security  interest  or  making of any other encumbrance, and "Sale" and "Sales" shall have correlative meanings.

               "Shareholder" means each registered shareholder of ASAT that is a party to this  Agreement,  whether in connection with the execution and delivery hereof as of the date hereof, pursuant to Section 7.4 or otherwise.

               "Shares"  means ordinary  shares in ASAT with voting rights,  par value US$0.01 per share,  including any  subdivisions,  combinations,  splits or reclassifications thereof.

               "Subscription   Agreement"   means  the  amended   and   restated
subscription  agreement  dated as of October  29,  1999  entered  into among the
Investors, QPL, Bring Luck, TIIC, QPL US (formerly Worltek International, Ltd.),
ASAT HK and ASAT,  pursuant to which the  Investors,  TIIC and QPL US and agreed severally and not jointly and severally to subscribe for, inter alia, Shares.

                "Subsidiary"  means,  with respect to any Person,  any entity of which  securities or other ownership  interests  having ordinary voting power to elect a majority  of the board of  directors  or other such  persons  performing similar functions are at the time directly or indirectly owned by such Person.

               "Third  Party"  means a  prospective  purchaser  of  Shares in an arm's-length  transaction  from a  Shareholder  where  such  purchaser  is not a
Permitted Transferee of such Shareholder.

               "Transfer" means to sell, exchange, assign, pledge, charge, grant a  security  interest,  make a  hypothecation,  gift or  other  encumbrance,  or entering  into any contract  therefor,  any voting  trust or other  agreement or arrangement  with respect to the transfer of voting rights or any other legal or beneficial interest in any of the Shares, creating any other claim thereto or to make  any  other  transfer  or  disposition  whatsoever,  whether  voluntary  or involuntary,  affecting the right,  title,  interest or possession  in, to or of
such  Shares,   and  "Transfer",   "Transfers"  and  "Transferred"   shall  have
correlative meanings.

               1.2 Construction.  Unless the context of this Agreement otherwise requires,  (i) words of any gender  include each other gender;  (ii) words using the  singular  or plural  number also  include  the plural or  singular  number, respectively;  (iii) the terms  "hereof,"  "herein,"  "hereby" and derivative or similar  words  refer to this  entire  Agreement;  (iv) the terms  "Article"  or
"Section" refer to the specified  Article or Section of this Agreement;  and (v)
the phrase  "ordinary  course of  business"  refers to the  business of the ASAT
Companies  taken as a whole  or each  ASAT  Company,  as the  context  requires.
Whenever this Agreement  refers to a number of days,  such number shall refer to calendar days unless Business Days are specified.

                                    ARTICLE 2

                              CORPORATE GOVERNANCE

               2.1 Composition of the Board. (a) The Board shall consist of nine directors.  Subject to Section 2.1(b), AOF shall have the right to appoint three directors and QPL shall have the right to appoint three  directors,  one of whom initially  shall  be Mr.  T.L.  Li.  The  remaining  three  directors  shall  be
Independent  Directors  and  initially  shall be Edward  Cheng,  Henry Cheng and
Gordon  Campbell.  Subject  to  Section  2.1(b),  AOF  shall  select up to three
Independent  Directors,  and QPL shall nominate such persons, for recommendation to the Board for approval and  appointment  by the Board in accordance  with the
Articles  of  Association  of ASAT and this  Agreement,  unless  QPL  reasonably concludes  that  such  person  is not  professionally  qualified  to serve as an
Independent  Director,  in which case,  AOF shall select and QPL shall  nominate another person as the Independent Director on the same basis.

               (b) Save as otherwise  provided in this Section 2.1(b), if at any time QPL or the Investors decrease their respective direct or indirect ownership of Shares, Section 2.1(a) shall be deemed permanently amended so that the number of directors that QPL or the Investors (as the case may be) may appoint,  select or  nominate  shall be  reduced  as set forth in the  following  table:

                  Percentage of                                      Number of
                Outstanding Shares                     Number of     Independent
          Owned by QPL or the Investors                Directors     Directors
          -----------------------------                ---------     ---------
       more than 20%                                       3             3

       more than 10% but equal to or less than 20%         2             2

       more than 5% but equal to or less than 10%          1             1

       equal to or less than 5%                            0             0

For the avoidance of doubt,  it is  understood  that AOF may retain its right of selection of an  Independent  Director  under Section 2.1(a) even if QPL loses a right of a nomination of such  Independent  Director as a result of this Section
2.1(b).

               (c)  Following  issue of Shares upon  exercise of the Warrants or issue of Shares to  employees  of any ASAT  Company  pursuant  to an exercise of stock options granted to such employee, the percentage thresholds referred to in
Section  2.1(b)  above  shall be  reduced  to  reflect  the  dilutive  effect or reduction  of the numbers of Shares held by QPL or the  Investors as a result of such event.

               (d) Upon  losing  the right to  appoint a  director  pursuant  to
Section 2.1(b),  AOF or QPL (as the case may be) shall cause the relevant number of directors  which it appointed  under Section  2.1(a) to resign from the Board unless a majority of the Board (excluding the resigning director) and a majority of the Independent Directors determine otherwise.

               (e)  Each of QPL and AOF may  designate  one  alternate  director
(other than the Independent  Directors) who shall receive all materials supplied to  directors  and shall be  entitled  to attend all  meetings  of the Board and committees thereof.  The Shareholders shall procure that the Directors appointed by any  Shareholder  shall not be required to hold any  qualification  share nor shall they be subject to retirement by rotation.

               (f) As used herein,  "Independent  Director"  shall mean a person who (i) at the  time of  election  is not (A) a  direct  or  indirect  legal  or beneficial  owner of equity  securities in any ASAT Company in an amount greater than 5% of the total  outstanding  equity securities of such ASAT company or (B)
employee,  officer or director of any ASAT  Company or of any  Affiliate  of any
ASAT Company (other than as an Independent Director) and (ii) is nominated as an
Independent  Director  by the  Board,  provided  that  for  so  long  as  equity securities  of ASAT are quoted on Nasdaq at least  three  Independent  Directors shall meet the then current requirements for independent  directors as set forth in the rules of the  National  Association  of  Securities  Dealers,  Inc.  Each
Shareholder  entitled to vote for the  election of directors to the Board agrees that it will vote its Shares and take all other necessary  action  (including in order to satisfy any quorum requirement) in order to ensure that the composition of the Board is as set forth in this Section 2.1.

               2.2 Removal.  Each Shareholder agrees that if, at any time, it is then entitled to vote for the removal of directors of ASAT, it will not vote any of its  Shares in favor of the  removal  of any  director  who  shall  have been selected or appointed  pursuant to Section 2.1 unless (a) such removal  shall be for Cause, (b) the director chosen by QPL or AOF (as the case many be) to resign in accordance with Section 2.1(b) refuses to resign, (c) the Persons entitled to select or appoint such director  shall have consented to such removal in writing or (d) such director fails

to take any action  necessary or  appropriate  to implement  the purpose of this
Agreement or takes any action that is contrary to or  frustrates  the purpose of this  Agreement and all  Shareholders  (other than the  Shareholder  entitled to select or  appoint  such  director)  shall  have  consented  to such  removal in writing,  provided that with respect to the removal of an Independent  Director, such written consent must be obtained from both AOF and QPL, such consent not to be unreasonably withheld or delayed. Removal for "Cause" shall mean removal of a director  because  of (a)  such  director's  wilful  and  continued  failure  to substantially  perform  his duties as a director  of ASAT,  (b) such  director's wilful  conduct which is  significantly  injurious to ASAT or any  Shareholder's investment  in  Shares,  monetarily  or  otherwise,  (c) such  director's  being
convicted  or  investigated  in  a  criminal   proceeding  (other  than  traffic
violations  and other minor  offenses),  (d) such  director's  being censured or subject  to  equivalent  action  by any  internationally  recognized  securities exchange  (including  a  pending  proceeding),  or  (e)  a  petition  under  the bankruptcy of insolvency laws of any  jurisdiction is filed by or against,  or a receiver,  or  similar  officer  is  appointed  by a court for the  business  or property of, such director,  or any  partnership in which he is or was a general partner at or within two years before such date or any  corporation  or business association  of which he was an executive  officer at or within two years before such  date.  Upon  appointment  to the  Board  or any  board of  directors  of a
Subsidiary of an ASAT Company,  each director appointee (for avoidance of doubt, this does not include  the  Independent  Directors)  shall agree to abide by the terms of this Article 2 and shall deliver to ASAT a signed notice of resignation with a blank  date,  which  AOF or QPL  (as the  case  may be) may  cause  to be completed and become effective in each case in accordance with the terms of this
Agreement and the Articles of Association of ASAT.

               2.3 Vacancies.  (a) If a director  appointed by a person entitled under Section  2.1(a) to appoint such director shall cease to be a director as a result of death, disability,  retirement,  resignation, removal (with or without
Cause) or  otherwise,  such person may appoint on the basis  provided in Section
2.1 another  individual  to fill such  vacancy,  provided  such vacancy shall be filled  pursuant  to Section  2.3(b) if such  appointment  would  result in such person  having a number of  appointees  on the  Board in  excess of the  maximum number allotted to such person under Section 2.1(b).

               (b)  Notwithstanding  anything to the contrary in the Articles of
Association of ASAT except as provided in Section  2.3(a),  any vacancy  arising from the death, disability,  retirement,  resignation,  removal (with or without
Cause) or  otherwise  of a  director  shall be filled by (i) a  majority  of the directors  present  at a  meeting  of  the  Board  and  (ii) a  majority  of the
Independent Directors. Each Shareholder who has appointed a director pursuant to
Section  2.1 agrees to procure  that its  appointed  directors  will not vote in favor of a nominee to fill such a vacancy  unless a majority of the  Independent
Directors  have first voted in favor of such  nominee.  The  Shareholders  shall cooperate in good faith with the Independent Directors to fill any vacancy of an
Independent Director seat so that there are at least three Independent Directors on the Board.

               (c)  Notwithstanding  anything to the contrary in the Articles of
Association of ASAT,  with respect to any vacancy on the Board  resulting from a removal  (with or without  Cause) or from a resignation  required  under Section
2.1(d) or Section 6.1, the removed or resigning  director  shall not be entitled to vote in the election of such director's successor and shall be not be counted as attending the Board meeting at the time the Board elects such successor.

               2.4 Meetings.  The Board shall hold a regularly scheduled meeting at least once every three calendar months,  unless  otherwise  determined by the
Board but in no event less often than once every fiscal year.  The  Shareholders entitled to vote Shares shall procure that notice in writing of not less than 10
Business Days shall be given in respect of a meeting of directors of ASAT or its
Subsidiaries,  unless all  directors  of ASAT  consent to  shorter  notice.  Any director may convene a board meeting by prior notice in accordance  with Section
7.5. Board meetings shall be held in Hong Kong or at such other location  agreed by a  majority  of the  Board,  including,  for so long as each is  entitled  to appoint a director  pursuant to Section 2.1, at least one director  appointed by
QPL and one director appointed by AOF. Any director can participate in a meeting of the directors of ASAT or its Subsidiaries by means of telephone conference or similar  communication  equipment  whereby  all  persons  participating  in such meeting can hear each other.  Participation in a meeting in such manner shall be deemed to constitute  presence in person at such meeting and shall be taken into account for the purpose of a quorum and voting.

               2.5 Action by the Board.  (a) A quorum of the Board shall consist of a  majority  of the total  directors.  If a quorum is not  present  within 60 minutes of the appointed time for a meeting,  the meeting will  automatically be adjourned to the same place and at the same time the following  week (or if such day is not a Business Day, at the same time on the next following Business Day), and any four directors then present will constitute a quorum. For so long as the
Investors  or QPL (as the case may be) own at least 10% of  Shares  outstanding, the  Shareholders  agree  not to take any  action  (and  will  procure  that all directors  appointed by such  Shareholder  pursuant to Section 2.1 will not take any action) at a meeting of the Board unless at least one director  appointed by
AOF or QPL (as the case may be) is present at the meeting.

               (b) All actions of the Board shall require the  affirmative  vote of at least a majority of the directors  present at a duly  convened  meeting of the Board at which a quorum is present,  provided  that, in the event there is a vacancy on the Board and an individual  has been nominated to fill such vacancy, the first order of business shall be to fill such vacancy.

               (c) The executive officers of ASAT shall submit to the Board, and obtain  their  approval  of,  prior to the start of each fiscal year of ASAT,  a business  plan (the  "Business  Plan")  setting  forth  the  annual  budget  and operating plan of ASAT for such fiscal year.  The Board shall receive  quarterly
(no later than 45 days after the relevant  fiscal  quarter  ends) and annual (no later than 90 days after the relevant fiscal year ends) financial statements and other  appropriate  reports  concerning  operations  of ASAT and  other  matters submitted  to it. For the  financial  year ended April 30, 2000 and  thereafter, such quarterly and annual  financial  statements shall be prepared in accordance with US GAAP and the annual  financial  statements  shall be  reported on by the auditors  selected  pursuant to Section 2.6.  ASAT shall also  maintain a set of statutory  financial accounts prepared in accordance with HK GAAP, to the extent required by any  applicable  law of Hong Kong.  The first  fiscal year after the
Closing  Date  shall end on April 30,  2000  unless all  Shareholders  otherwise agree.

               (d) The Board  shall  create an audit  committee  and may  create executive,  compensation and other committees with such powers and duties as the
Board shall determine.

               (e) The  Shareholders  entitled  to vote  Shares  agree  that the provisions in ASAT's  articles of association  and in this  Agreement  regarding voting by directors and shareholders shall apply equally to each ASAT Company as if its name was substituted for ASAT throughout, and

the Shareholders shall procure that the Board shall not permit any Subsidiary or any ASAT Company to engage in any  transaction  or matter  unless in  accordance with  the  relevant  provisions  in  ASAT's  articles  of  association  and this
Agreement (other than a transaction or matter involving  exclusively  other ASAT
Companies or wholly owned Subsidiaries thereof).

               2.6 Appointment of Auditors.  Each  Shareholder  entitled to vote
Shares  agrees to vote its  Shares,  and each  Shareholder  who has  appointed a director pursuant to Section 2.1 agrees to procure that its appointed  directors will vote, to cause the Board to appoint as ASAT's  auditors an  internationally recognized  accounting  firm selected by AOF and approved by QPL (such  approval not to be unreasonably withheld or delayed).

               2.7 Necessary  Actions;  Avoidance of Conflict.  Each Shareholder
shall,  subject  to  applicable  law,  vote its  Shares  and  take  all  actions necessary, and each Shareholder who has appointed a director pursuant to Section
2.1 agrees to procure that its appointed directors will vote and take all action necessary,  to (a)  implement the  provisions of this  Agreement and each of the other Transaction Agreements, (b) ensure compliance by such Shareholder with its obligations  under  this  Agreement  and  under  each of the  other  Transaction
Agreements  and (c) ensure that the  Memorandum  and Articles of  Association of
ASAT  (and  the   memorandum  and  articles  of   association,   certificate  of
incorporation,  bylaws or other basic organizational  documents of any of ASAT's
Subsidiaries)  facilitate  and do not at any time conflict with any provision of this Agreement.

               2.8  Subsidiary  Directors.  Subject to Sections 2.1 and 6.1, the
board of  directors  of each  Subsidiary  of ASAT or  Subsidiary  thereof  shall consist of an equal number of directors  appointed by QPL and AOF,  with no more than three directors being appointed by QPL and AOF each,  except that the board of directors of ASAT HK shall be identical in size and members to the Board. QPL and AOF  shall  cause  their  respective  appointees  to  take  all  actions  in accordance with the directions of the Board.  Such appointees may be removed and vacancies  on such  boards  shall be filled  on the same  basis as  provided  in
Sections 2.2 and 2.3. 2.9 Remuneration. No director on the Board (other than the
Independent  Director) shall be entitled to any remuneration for serving in such capacity except for  reimbursement of out-of-pocket  expenses in connection with the  performance of his duties as director and, if such director is otherwise an employee or consultant of ASAT, remuneration received in such capacity.

                                    ARTICLE 3

                            RESTRICTIONS ON TRANSFER

               3.1  General.   No  Shareholder  will,  directly  or  indirectly,
Transfer  any Shares or any  interest  therein  (or  solicit  any offers for the
Transfer  thereof)  unless such Transfer is in accordance  with and permitted by
Articles 3 and 4. Without limitation of the foregoing, QPL shall not directly or indirectly Transfer any equity or other ownership interests in or voting control of any  Affiliate  of QPL that has any direct or  indirect  legal or  beneficial ownership  of any  Shares,  other  than to a  wholly  owned  subsidiary  of QPL.
Notwithstanding  anything to the contrary in Section 3.1, QPL may pledge  Shares to the Investors  pursuant to the charge agreement  described in Section 4.5 and as provided in Section 4.4.

               3.2 Legend on Share  Certificates.  (a) In  addition to any other legend that may be required,  each certificate for Shares owned by a Shareholder shall bear a legend in substantially the following form:

               "THIS SECURITY IS SUBJECT TO  RESTRICTIONS ON TRANSFER AS
        SET FORTH IN A SHAREHOLDERS  AGREEMENT  DATED AS OF NOVEMBER 10,
        2005,  A COPY OF WHICH MAY BE OBTAINED  UPON  REQUEST  FROM ASAT
        HOLDINGS LIMITED. NO SUCH TRANSFER SHALL BE EFFECTIVE UNLESS AND
        UNTIL THE TERMS AND  CONDITIONS  OF THE  AFORESAID  SHAREHOLDERS
        AGREEMENT HAVE BEEN COMPLIED WITH IN FULL."

    (b) If any Shares cease to be  subject to  any  restrictions on Transfer set forth in this Agreement  (including by way of Public Sale), ASAT shall, upon the written  request of the holder  thereof,  issue to such holder a new certificate evidencing  such shares without the legend  required by Section 3.2(a)  endorsed thereon.

               3.3  Permitted  Transferees.  Notwithstanding  anything  in  this
Agreement to the contrary,  a Shareholder  may Transfer any or all of its Shares
to one or more of its Permitted  Transferees without the consent of the Board or any other  Shareholder (it being  understood that such consent shall have deemed to have been given) and without compliance with Sections 4.1, 4.2 and 4.3 if (a)
such  Permitted   Transferee  shall  have  entered  into  a  deed  of  adherence substantially  in the  form  attached  as Annex B and (b) the  Transfer  to such
Permitted  Transferee  is  not  in  violation  of  applicable  securities  laws.
Notwithstanding  any  such  Transfer,  the  transferring   Shareholder  and  its
Permitted  Transferees  shall be deemed to be a single  Shareholder  under  this
Agreement. Following any Transfer of its Shares to a Permitted Transferee (other than a Permitted  Transferee  referred to in clause (b)(ii) of the definition of
"Permitted Transferee"), QPL shall remain jointly and severally liable with such
Permitted Transferee.  If any Permitted Transferee holding Shares Transferred to it by a  Shareholder  pursuant  to  Section  3.3  shall no longer  qualify  as a
Permitted Transferee of such Shareholder,  the Permitted Transferee shall return the  Shares to such  Shareholder  or to  another  Permitted  Transferee  of such
Shareholder in accordance with the Shareholder's instruction.

                                ARTICLE 4

        RIGHT OF FIRST OFFER; TAG ALONG RIGHTS; DRAG ALONG RIGHTS

               4.1 Right of First Offer.  (a) Any Shareholder  (the "Section 4.1
Seller")  that  desires  to sell any of its Shares  (other  than a Sale (x) to a
Permitted  Transferee  as permitted by Section 3.3, (y) in a Public Sale, or (z)
in connection  with a Transfer by QPL pursuant to Transfer of Shares referred to in Section 4.5) shall provide each non-selling Shareholder written notice of its desire to so Sell Shares (a "Right of First Offer  Notice").  The Right of First
Offer  Notice  shall set forth the number of Shares which the Section 4.1 Seller desires to Sell, the per share  consideration  to be received for the Shares and any  other  proposed  material  terms  and  conditions  relating  to such  Sale.
Notwithstanding the foregoing, no Lender shall have any rights under, but each of the Lenders  nonetheless  shall be bound by this Section 4.1, subject to Section  4.4(b) and Section  4.4(c),  provided that Section 4.1 shall not restrict any Transfer of Shares by way of Public Sale.

               (b) (i) The  delivery  of a Right of  First  Offer  Notice  shall
constitute  an  offer,  which,   subject  to  Section  4.4(b)  below,  shall  be
irrevocable  for 21 days (the  "Right of First  Offer  Notice  Period"),  by the
Section 4.1 Seller to Sell to each  non-selling  Shareholder  (each an "Offeree"
and  collectively the "Offerees") the Shares subject to the Right of First Offer
Notice, for the per share price set forth in the Right of First Offer Notice and on the terms and  conditions  set forth  therein.  Each  Offeree  shall have the right,  but not the  obligation,  to accept  the offer set forth in the Right of
First Offer Notice to purchase  all but not less than all of the Shares  subject thereto by giving a written notice of purchase (a "Section 4.1 Purchase Notice")
to the Section 4.1 Seller  prior to the  expiration  of the Right of First Offer
Notice Period. Subject to Section 4.1(b)(ii), delivery of a Section 4.1 Purchase
Notice by an  Offeree to the  Section  4.1 Seller  shall  constitute  a contract between such Offeree and the Section 4.1 Seller for the purchase and Sale of the
Shares  subject to the Right of First  Offer  Notice for the per share price set forth in the Right of First  Offer  Notice and on the terms and  conditions  set forth therein.

                      (ii) In the event more than one  Offeree  shall  deliver a
Section 4.1 Purchase Notice to the Section 4.1 Seller prior to the expiration of the Right of First Offer Notice  Period,  each such Section 4.1 Purchase  Notice shall  constitute  a separate  contract  between the Section 4.1 Seller and such
Offeree  delivering a Section 4.1  Purchase  Notice for the purchase and Sale of
Shares  subject to the Right of First Offer  Notice,  at the per share price set forth therein. The number of Shares subject to each such separate contract shall be  determined on a pro rata basis based upon the number of Shares owned by each
Offeree delivering a Section 4.1 Purchase Notice, or on such other basis as such
Offerees may agree. The aggregate number of Shares,  and the aggregate  purchase price thereof, subject to all such contracts shall at all times equal the number of Shares set forth in the Right of First Offer  Notice and the  purchase  price per  share set  forth  therein  multiplied  by the  number  of Shares  set forth therein,  respectively.

               (c) The closing of any  purchase  and Sale of Shares  between the
Section 4.1 Seller and any Offeree pursuant to this Section 4.1 shall take place on the date  designated by such Offeree  within 30 days from the  termination of the Right of First Offer Notice Period;  provided that if such purchase and Sale of such  Shares is subject to any prior  approval or other  consent  required by applicable law,  regulation or stock exchange rule, the time period during which the closing of such  purchase  and Sale may occur shall be extended  (but not to exceed 120 days in the  aggregate)  until the  expiration  of ten Business  Days after all such  approvals  and consents  shall have been  received.  The parties shall use reasonable efforts to obtain all such approvals and consents.

               (d) If no  Offerees  deliver a  Section  4.1  Purchase  Notice in accordance  with Section  4.1(b) prior to the  termination of the Right of First
Offer  Notice  Period,  there shall  commence a 90 day period  during  which the
Section  4.1  Seller  shall have the  right,  subject to Section  4.2 (Tag Along
Rights) and Section 4.3 (Drag Along Rights),  to enter into an agreement to Sell all the Shares subject to the Right of First Offer Notice to a Third Party for a
per share  price equal to at least the per share price set forth in the Right of
First Offer Notice and otherwise on terms and  conditions  not more favorable in the aggregate to the purchaser  than those set forth in the Right of First Offer
Notice.

                                       11

               (e) Any proposed  Sale to a Third Party  pursuant to this Section
4.1: (i) shall be in compliance with all applicable laws,  regulations and stock exchange rules,  including,  without  limitation,  all securities laws, and (ii)
shall be consummated within 30 days from the termination of the Tag Along Notice
Period as defined in Section 4.2(b); provided that if the Sale of such Shares is subject to any prior  regulatory  approval  or consent,  the time period  during which such Sale may be  consummated  may be extended (but not to exceed 120 days in the  aggregate  from the  date of  execution  of such  agreement)  until  the expiration of ten Business Days after all such approvals and consents shall have been  received.  If the Section 4.1 Seller does not  consummate  the Sale of the
Shares  subject to the Right of First Offer Notice in accordance  with the above time limitations, it may not thereafter Sell such Shares except in compliance in full  with  all the  provisions  of  this  Section  4.1.

               (f)  Promptly  after  consummation  of any Sale to a Third  Party pursuant to Section 4.1(e), the Section 4.1 Seller shall notify each non-selling
Shareholder of the  consummation  thereof and shall furnish such evidence of the completion  of such  Sale  and of the  terms  thereof  as such  Shareholder  may reasonably request, including,  without limitation,  evidence that the per share price  paid by such  Third  Party was equal to at least the per share  price set forth in the Right of First Offer Notice and  otherwise on terms and  conditions not more  favorable in the aggregate to such Third Party than those set forth in the Right of First Offer Notice.

               (g) All proposed  Sales of Shares to a Third Party under  Section
4.1(d) shall also be subject to Sections  4.2 and 4.3.  For  avoidance of doubt, the operation of Sections 4.2 and 4.3 do not require the selling  Shareholder to deliver a second Right of First Offer Notice under Section 4.1.

               (h) Notwithstanding anything contained in this Section 4.1, there shall be no liability  on the part of the Section 4.1 Seller to any  non-Selling
Shareholder  if the Sale of Shares to a Third Party pursuant to this Section 4.1 is not  consummated  for  whatever  reason.  Any  decision as to whether to Sell
Shares shall be at the sole and absolute discretion of the Section 4.1 Seller.

               (i) QPL  acknowledges  and  agrees  that  (1) if a Right of First
Offer Notice states that Permitted  Transferees of the Shareholder  issuing such notice have priority to purchase all (but not less than all) Shares  included in such offer, then such Permitted  Transferees have the right to accept such offer to the exclusion of QPL (due to their status as Permitted Transferees);  and (2)
if CAIP or AOF gives a Right of First Offer Notice that states its  intention to cause a Sale of all their  Shares and all the Shares then owned by  Co-Investors to a Third Party if other  Shareholders  (including QPL) fail to purchase CAIP's and AOF's Shares  specified in such Right of First Offer  Notice,  then CAIP and
AOF may cause the Sale of the  Co-Investors'  Shares  during  the 90 day  period referred to in Section  4.1(d) at the same price per Share and on the same terms specified  in such Right of First Offer  Notice with respect to CAIP's and AOF's
Shares  without  the  Co-Investors'  Shares  being  reoffered  to QPL under this
Section 4.1.

               4.2 Tag Along  Rights.  (a) Any  Shareholder  (the  "Section  4.2
Seller")  that proposes to Sell any of its Shares to a Third Party (other than a
Sale (w) to a Permitted  Transferee as permitted by Section 3.3, (x) in a Public
Sale, or (y) by QPL to any Lender

                                       12

pursuant  to a  Charge  Transfer  or to  any  such  Lender's  Transferee  at the instruction of such Lender  pursuant to its Lender Share Charge or by any Lender in a direct  sale to any Lender  Transferee,  or (z)  pursuant  to a Transfer of
Shares  referred  to in  Section  4.5) and that  complied  with  Section  4.1 (a
"Section 4.2 Sale") shall provide  written  notice of such proposed  Section 4.2
Sale to the  non-selling  Shareholders  ("Tag Along  Notice")  and a copy of the agreement  pursuant to which the Section 4.2 Seller proposes to Sell such Shares
(the "Section 4.2 Agreement"). The Tag Along Notice shall identify the number of
Shares  subject to the Section 4.2 Sale, the per share  consideration  for which the Section 4.2 Sale is proposed to be made (the  "Section  4.2 Sale Price") and all other  material  terms and  conditions  of the  proposed  Section  4.2 Sale.
Notwithstanding  the  foregoing,  no Lender  shall  have any  rights  under this
Section 4.2, nor shall it be bound by this Section 4.2

               (b) Each non-selling Shareholder shall have the right and option, exercisable as set forth below, to participate in the Section 4.2 Sale for up to the number of Shares (the  "Participating  Shares") as constitute  its Tag Along
Pro Rata  Portion of the number of Shares  subject to the Section 4.2 Sale,  and the number of Shares  which the  Section  4.2 Seller is  entitled to Sell in the
Section  4.2 Sale shall be reduced  to the  extent of the  participation  of the non-selling  Shareholders  pursuant  to this  Section  4.2.  "Tag Along Pro Rata
Portion" means, with respect to each non-selling Shareholder, at the time of the
Section 4.2 Sale, its Percentage  Ownership.  Each non-selling  Shareholder that desires to exercise  such  option  shall  provide  the Section 4.2 Sellers  with written  irrevocable  notice  within seven  Business Days after the date the Tag
Along Notice is given (the "Tag Along Notice  Period") and shall  simultaneously provide a copy of such  notice to ASAT and the other  non-selling  Shareholders.
Such  notice  shall  include  the  number  of  Participating  Shares  that  such non-selling  Shareholder  wishes  to Sell in the  Section  4.2  Sale.  Until the termination  of the Tag Along  Notice  Period,  the Section 4.2 Seller shall not
Sell any of the Shares subject to the Section 4.2 Sale.

               (c) The per share  consideration  to be paid to the  Section  4.2
Seller and each  non-selling  Shareholder  participating in the Section 4.2 Sale shall  be the  Section  4.2 Sale  Price.  Each of the  non-selling  Shareholders electing to  participate  in the Section 4.2 Sale (i) shall be  responsible  for delivering to the Third Party the certificate or certificates  representing  all
Shares that such non-selling Shareholder is Selling and collecting directly from the Third Party the consideration to be paid in connection with the Sale of such
Shares and (ii) shall  cooperate  in good faith to effect the Sale to such Third
Party hereunder.

               (d) If at the  termination  of the Tag Along  Notice  Period  any non-selling Shareholder shall not have elected to participate in the Section 4.2
Sale, such non-selling  Shareholder will be deemed to have waived any of and all of its rights  under  this  Section  4.2 with  respect to the Sale of its Shares pursuant to such Section 4.2 Sale. If any  non-selling  Shareholder  (i) has not elected to Sell any of the  Participating  Shares it is  entitled to Sell in the
Section 4.2 Sale, (ii) has elected to Sell some but not all of the Participating
Shares it is entitled to Sell in the Section 4.2 Sale, or (iii) has elected Sell any or all of the Participating Shares it is entitled to Sell in the Section 4.2
Sale but  subsequently  fails to deliver to the Third Party the  certificate  or certificates representing any of the Participating Shares that it has elected to
Sell,  then the Section 4.2 Seller and the non-selling  Shareholders  which have elected to  participate  in the  Section  4.2 Sale  (excluding  any  non-selling
Shareholder  referred to in clauses  (ii) and (iii)  above) shall be entitled to
Sell  additional  Shares in an amount not exceeding the sum of (x) the number of
Shares  that the  non-selling  Shareholder  referred  to in clause (i) above was entitled to

                                       13

Sell, plus (y) the number of Shares that the non-selling Shareholder referred to in clause (ii) above has elected not to Sell, plus (z) the number of Shares that the  non-selling  shareholder  referred to in clause (iii) above elected to Sell but as to which it  subsequently  failed to  deliver  certificates  ("Additional
Shares").  The number of  Additional  Shares that each of the Section 4.2 Seller
and  such  non-selling   Shareholders  (excluding  any  non-selling  Shareholder
referred to in clauses  (ii) and (iii) above) is entitled to Sell in the Section
4.2 Sale  shall be  determined  on a pro rata  basis,  based  upon (1) as to the
Section  4.2  Seller,  the number of Shares it would be  entitled to Sell if all non-Selling  Shareholders  elected to participate  fully in the Section 4.2 Sale and (2) as to such non-Selling Shareholders,  the number of Shares that each has elected to Sell in the Section 4.2 Sale.

               (e) The  Section  4.2 Seller  shall  provide to each  non-selling
Shareholder a copy of any amendment or modification of the Section 4.2 Agreement in  connection  with the  Section  4.2 Sale.  Notwithstanding  anything  in this
Section 4.2 to the  contrary,  any  material  modification  or  amendment to the
Section  4.2  Agreement  after  execution  thereof by an  accepting  non-selling
Shareholder including,  without limitation, any decrease in the Section 4.2 Sale
Price,  any change in the form of  consideration  or any  amendment  which could increase the potential liability of the accepting non-selling Shareholder, shall not be binding upon the non-selling Shareholder unless the accepting non-selling
Shareholder consents to such amendment or modification,  or fails to reject such modification  or amendment  within five Business  Days after written  receipt of notice  thereof (and any  rejection  shall be deemed to be a revocation  of such non-selling Shareholder's right to participate in such Section 4.2 Sale).

               (f) Notwithstanding anything contained in this Section 4.2, there shall be no liability  on the part of the Section 4.2 Seller to any  non-selling
Shareholder  if  the  Sale  of  Shares  pursuant  to  this  Section  4.2  is not consummated for whatever reason. Any decision as to whether to Sell Shares shall be at the Section 4.2 Seller's sole and absolute discretion.

               4.3 Drag Along Rights;  Mandatory Right of First Refusal.  (a) If
any of AOF,  CAIP or QPL (the "Section 4.3 Seller") (i) proposes to Sell all but not less  than  all its  Shares  to a Third  Party  (other  than a Sale (w) to a
Permitted  Transferee  as permitted by Section 3.3, (x) in a Public Sale, or (y)
in connection with a Transfer by QPL pursuant to a Charge  Transfer  referred to in Section 4.4 or pursuant to a Transfer of Shares  referred to in Section  4.5)
for a per share price of at least the Required Drag Along Sale Price (a "Section
4.3 Sale"), (ii) has complied with Section 4.1 (Right of First Offer), and (iii)
desires to require the  non-selling  Shareholders to participate in such Sale in respect of all of their  respective  Shares,  then the  Section  4.3 Seller must first grant the  non-selling  Shareholders  a right of first refusal to purchase the Shares  subject to the Section 4.3 Sale,  as  described  in Section  4.3(b), before it will be  entitled  to  proceed  with the  Section  4.3  Sale.  For the avoidance of doubt,  no Lender nor any Lender  Transferee  shall have any rights under this Section 4.3, but each Lender and each Lender  Transferee  nonetheless shall be bound by this Section 4.3,  subject to Section  4.3(l),  Section 4.3(m)
and  Section  4.3(n),  provided  that this  Section 4.3 shall not  restrict  any
Transfer of Shares made by way of a Public Sale.

               (b) The Section 4.3 Seller shall provide ASAT and the non-selling
Shareholders  written notice of such Section 4.3 Sale (a "Right of First Refusal
Notice")  and a copy of the  agreement  pursuant to which the Section 4.3 Seller proposes to Sell such Shares (the "Section 4.3  Agreement").  The Right of First
Refusal Notice shall identify the purchaser, the

                                       14

number of Shares subject to the Section 4.3 Sale, the per share price for Shares for which the Section 4.3 Sale is  proposed  to be made (the  "Section  4.3 Sale
Price") and all other material terms and conditions of the Section 4.3 Sale.

               (c) The  delivery  of a  Right  of  First  Refusal  Notice  shall constitute an offer,  irrevocable  for seven  Business Days (the "Right of First
Refusal Notice  Period"),  by the Section 4.3 Seller to Sell to each non-selling
Shareholder  (each an "Offeree"  and  collectively  the  "Offerees")  the Shares subject to the Section 4.3 Sale,  for a per share price equal to the Section 4.3
Sale  Price and on the terms and  conditions  as set forth in the Right of First
Refusal Notice.  Each Offeree shall have the right,  but not the obligation,  to accept the offer set forth in the Right of First Refusal  Notice to purchase all but not less than all of the Shares  subject  thereto by giving a written notice of purchase (a "Section 4.3 Purchase Notice") to the Section 4.3 Seller prior to the termination of the Right of First Refusal Period. Subject to Section 4.3(d),
delivery  of a Section  4.3  Purchase  Notice by an Offeree to the  Section  4.3
Seller  shall  constitute  a contract  between  such Offeree and the Section 4.3
Seller for the  purchase  and Sale of the  Shares  subject to the Right of First
Refusal  Notice for a per share price equal to the Section 4.3 Sale Price and on the other terms and conditions set forth in the Right of First Refusal Notice.

               (d) In the event more than one  Offeree  shall  deliver a Section
4.3 Purchase  Notice to the Section 4.3 Seller prior to the  termination  of the
Right of First  Refusal  Notice  Period,  each such Section 4.3 Purchase  Notice shall  constitute  a separate  contract  between the Section 4.3 Seller and such
Offeree  delivering a Section 4.3  Purchase  Notice for the purchase and Sale of
Shares  subject to the Right of First Refusal  Notice,  at the per share Section
4.3 Sale  Price.  The number of Shares  subject to each such  separate  contract shall be determined  on a pro rata basis,  based upon the number of Shares owned by each Offeree delivering a Section 4.3 Purchase Notice, or on such other basis as such Offerees may agree.  The aggregate  number of Shares,  and the aggregate price  thereof,  subject to all such  contracts  shall at all times  equal,  the number of Shares  set forth in the  Right of First  Refusal  Notice  and the per share  Section  4.3 Sale  Price  multiplied  by the  number of Shares  set forth therein, respectively.

               (e) The closing of any  purchase  and Sale of Shares  between the
Section 4.3 Seller and any Offeree  delivering  a Section  4.3  Purchase  Notice pursuant  to Section  4.3(c)  shall take  place on the date  designated  by such non-selling  Shareholder  within  30 days from the  termination  of the Right of
First  Refusal  Notice  Period;  provided that if such purchase and Sale of such
Shares is subject to any prior approval or other consent  required by applicable law, regulation or stock exchange rule, the time period during which the closing of such  purchase  and Sale may occur shall be  extended  (but not to exceed 120 days in the aggregate)  until the expiration of ten Business Days after all such approvals  and  consents  shall  have  been  received.  The  parties  shall  use reasonable efforts to obtain all such approvals and consents.

               (f) If no Offerees  deliver a Purchase  Notice in accordance with
Section  4.3(c) prior to the  termination  of the Right of First Refusal  Notice
Period,  the Section 4.3 Seller  may,  at its  option,  require the  non-selling
Shareholders to participate in the Section 4.3 Sale,  subject to applicable law.
If the  Section 4.3 Seller  chooses to do so, then it shall  deliver to ASAT and the  non-selling  Shareholders  written  notice of its  decision  to compel  the non-selling  Shareholders to Sell all their respective Shares in the Section 4.3
Sale (a "Drag  Along  Notice") at the same price per share and on the same terms specified in the Right of First Refusal Notice.  Subject to Section 4.3(b),  the
non-selling Shareholders shall be required to participate in the Section 4.3

                                       15

Sale on the  terms and  conditions  set forth in the Drag  Along  Notice  and to tender all but not less than all of their respective Shares, as set forth below.
Each of the non-selling  Shareholders required to participate in the Section 4.3
Sale (i) shall  deliver  to the  Third  Party the  certificate  or  certificates representing  all Shares  that such  non-selling  Shareholder  is Selling in the
Section 4.3 Sale on or before the  closing of the  Section 4.3 Sale  pursuant to
Section  4.3(h);   (ii)  shall  collect   directly  from  the  Third  Party  the
consideration  to be paid for the Shares it is Selling in the  Section 4.3 Sale;
and (iii) shall  cooperate  in good faith to effect the Sale to such Third Party hereunder.

               (g)  Notwithstanding  Section  4.3(f)  to  the  contrary,  if the
Section 4.3  Agreement  would  impose  potential  liability  on the  non-selling
Shareholders  in excess of the purchase price to be received by the  non-selling
Shareholders for the Shares to be sold by them (excluding any stamp duty for the
seller's  account),   the  non-selling   Shareholders  shall  have  the  option,
exercisable during the Drag Along Notice Period, and in lieu of participating in the Section 4.3 Sale, to Sell their respective  Shares (the "Put Shares") to the
Section 4.3 Seller at a per share price equal to 95% of the Required  Drag Along
Sale Price. If the  non-selling  Shareholders  shall exercise such option,  they each shall be thereafter  obligated to Sell, and the Section 4.3 Seller shall be obligated  to  purchase,  the Put Shares only upon and  simultaneously  with the consummation  of the  Section  4.3  Sale.  In any such Sale to the  Section  4.3
Seller,  the  non-selling  Shareholders  shall  not be  obligated  to  make  any representation  or warranty to the Section 4.3 Seller other than a warranty with respect  to the  title  to the Put  Shares  and  customary  representations  and warranties  regarding  the valid and  binding  nature of the  agreements  of the non-selling  Shareholders  in connection  with such Sale, the possession of full authority by the non-selling  Shareholders to enter into such agreements and the absence of any  requirements  for consents to or approvals by other  parties for such Sale.

               (h) Any proposed  Sale to a Third Party  pursuant to this Section
4.3 shall be in  compliance  with all  applicable  laws,  regulations  and stock exchange  rules,  including,  without  limitation,  all securities laws and such proposed Sale shall be consummated  within 30 days from the delivery of the Drag
Along  Notice;  provided that if the Sale of such Shares is subject to any prior regulatory  approval or consent,  the time period  during which such Sale may be consummated  may be extended (but not to exceed 120 days in the  aggregate  from the date of execution of such  agreement)  until the  expiration of ten Business
Days  after  all  such   approvals  and  consents   shall  have  been  received.
Shareholders  shall use all  reasonable  endeavors  to obtain such  consents and approvals as may be required in order for them to comply with the  provisions of this Section 4.3.

               (i) Promptly after the  consummation of the Sale of Shares of the
Section 4.3 Seller and the non-selling  Shareholders  pursuant to Section 4.3(f)
or (g),  the Section 4.3 Seller  shall (i) give notice  thereof to ASAT and (ii)
furnish such other  evidence of the  completion  and time of  completion of such
Sale and the terms thereof as may be reasonably requested by ASAT.

               (j) Notwithstanding anything contained in this Section 4.3, there shall  be no  liability  on the part of the  Section  4.3  Seller  to any of the non-selling Shareholders if the Sale of Shares to a Third Party pursuant to this
Section 4.3 is not consummated for whatever  reason.  Any decision as to whether to Sell Shares shall be at the sole and absolute  discretion  of the Section 4.3
Seller.

                                       16

               (k) Save as otherwise  provided in this Section 4.3(k), if at any time QPL owns less than 50% of the outstanding  Shares (including as a result of a Transfer  pursuant to Section  4.4 or  otherwise),  this  Section 4.3 shall be deemed  permanently  amended to delete QPL from the  definition  of "Section 4.3
Seller" and to eliminate  any right of QPL to exercise any rights under  Section
4.3.  If at any  time  the  Investors  collectively  own  less  than  50% of the outstanding  Shares (including as a result of a Transfer pursuant to Section 4.4 or otherwise),  this Section 4.3 shall be deemed  permanently  amended to delete
AOF and CAIP from the  definition  of "Section 4.3 Seller" and to eliminate  any right of AOF and CAIP to exercise  any rights under  Section  4.3.  Following an
Initial  Public  Offering  by  ASAT,  Public  Sale by QPL or the  Investors  (as
applicable), issue of Shares upon exercise of the Warrants or issue of Shares to employees of any ASAT Company  pursuant to an exercise of stock options  granted to such  employee,  this  Section  4.3(k)  shall  remain in  effect  and the 50%
threshold  referred to above shall be reduced to reflect the dilutive  effect or reduction  of the numbers of Shares held by QPL or the  Investors as a result of such event.

               (l) Notwithstanding any provision in any Lender Share Charge, any
Lender  Facility or any other  agreement  between QPL and any Lender  (including their  Affiliates),  if CAIP  or AOF is the  Section  4.3  Seller  and a  Charge
Transfer or QPL  Bankruptcy  Event  shall have  occurred or is in the process of occurring,  CAIP and AOF may exercise their drag along rights under this Section
4.3 in respect of any Shares subject to any Lender Share Charge under which such
Charge Transfer has occurred or is in the process of occurring,  or held by such
Lender or any Lender  Transferee and, in the case of a QPL Bankruptcy Event, any
Shares held by QPL whether or not the Required  Drag Along Sale Price  condition of Section 4.3(a) is satisfied, provided that the Required Drag Along Sale Price is not less than the lower of (x) the  Required  Drag  Along  Sale Price and (y)
Fair Market Value per Share on the last NASDAQ  National  Market System  trading day  immediately  preceding the  beginning of the Right of First Refusal  Notice
Period.

               (m) If upon the  enforcement of its rights under its Lender Share
Charge,  any Lender  desires to effect a Charge  Transfer,  either  directly  or through  QPL,  by way  of a  Public  Sale,  it  may  do so  notwithstanding  the restrictions  of Section  4.3(n),  provided that the  exclusions of this Section
4.3(m)  apply only to such Lender and any  nominee  which is to be the holder of such  Shares on such  Lender's  behalf  and  shall not apply to any such  Lender
Transferee,  except for a Lender Transferee that acquires the Shares by way of a
Public  Sale.

               (n) If any  Shareholder  delivers a Right of First  Offer  Notice pursuant  to Section  4.1 and clause  (ii) of Section  4.3(a),  stating  that it intends to  exercise  its drag along  rights  pursuant to this  Section  4.3, no
Shareholder  may  Transfer  any Shares  during the related  Right of First Offer
Notice Period or the immediately following Right of First Refusal Notice Period, provided that each Lender may enforce its rights  during these periods  pursuant to its Lender  Share  Charge to cause QPL to effect a Transfer to such Lender or any nominee  thereof  which is to be the holder of such Shares on such  Lender's behalf.

               4.4 Lender Share Charge.

               (a) QPL  shall be  entitled  to  charge  (but not by way of legal mortgage)  (x) to the  Investors  all Shares  subject to the  Investors'  charge referred to in Section 4.5,  (y) to CITIC all Shares  subject to the CITIC Share
Charge, and (z) to Hang Seng all Shares subject to the Hang

                                       17

Seng Share Charge.

               (b) Before  CITIC may  enforce  its rights  under the CITIC Share
Charge to cause a Transfer  of Shares  from QPL to it or to any other  person (a
"CITIC  Charge  Transfer")  other than by way of a Public  Sale,  it shall first comply with all of the  provisions  for  Transfers  of Shares in Section 4.1 and give each Shareholder (other than QPL) a Right of First Offer Notice offering to
Sell the Shares subject to the CITIC Share Charge (the "Charge Transfer Shares")
to them at a price  no more  than  the Fair  Market  Value  on the  last  NASDAQ
National  Market System trading day  immediately  preceding the beginning of the
Right of First  Offer  Notice  Period,  provided  that the Right of First  Offer
Notice  Period  shall be 30 days and shall be extended if and for so long as any action by a court, liquidator, administrator, judicial manager or any equivalent in any relevant  jurisdiction  prevents the Offerees from accepting the Right of
First Offer.  If no such  Shareholders  deliver a Section 4.1 Purchase Notice in accordance  with Section  4.1(b) prior to the  termination of the Right of First
Offer Notice Period, CITIC may thereafter Sell the Charge Transfer Shares to any other person for the period  provided in Section 4.1(d) (subject to extension as provided  in the prior  sentence).  If such Sale is not  completed  within  such period, any further Sale by CITIC shall again be subject to Article 4.1.

               (c) Before Hang Seng may  enforce its rights  under the Hang Seng
Share  Charge to cause a Transfer to a Third Party other than by way of a Public
Sale (a "Hang Seng Charge  Transfer",  a CITIC  Charge  Transfer and a Hang Seng
Charge Transfer collectively, a "Charge Transfer"), Hang Seng shall first comply with all of the  provisions for Transfers of Shares in Section 4.1 and give each
Shareholder  (other than QPL) a Right of First Offer Notice offering to Sell the
Shares subject to the Hang Seng Share Charge to them at a price no more than the
Fair  Market  Value  on the last  NASDAQ  National  Market  System  trading  day immediately  preceding the beginning of the Right of First Offer Notice  Period, provided  that the Right of First Offer Notice Period shall be 30 days and shall be  extended  if  and  for  so  long  as  any  action  by a  court,  liquidator, administrator,  judicial manager or any equivalent in any relevant  jurisdiction prevents  the  Offerees  from  accepting  the Right of First  Offer.  If no such
Shareholders  deliver a Section 4.1 Purchase  Notice in accordance  with Section
4.1(b) prior to the termination of the Right of First Offer Notice Period,  Hang
Seng may thereafter  Sell the Charge Transfer Shares to any other person for the period provided in Section 4.1(d) (subject to extension as provided in the prior sentence). If such Sale is not completed within such period, any further Sale by
Hang Seng shall again be subject to Article 4.1.

               (d) If Hang Seng  intends to  exercise  its right of  foreclosure with respect to the Hang Seng Shares, Hang Seng shall give each of the Investors and QPL notice of any  intention  to obtain a  foreclosure  order of a competent court to extinguish the indebtedness under the Hang Seng Facility and to cause a
Transfer of the Hang Seng Shares to itself or its nominee. Hang Seng has granted each of the Investors  and QPL severally  between them the right to purchase all or part of the Hang Seng Shares for the Option  Price (as defined  below),  such right of purchase to be exercisable during the Option Period (as defined below).
Each of the  Investors and QPL may exercise its right of purchase by delivery to
Hang Seng of a written  purchase  notice during the Option  Period.  If purchase notices  in  respect  of more than the total  number  of Hang  Seng  Shares  are received,  the number of Hang Seng  Shares to be sold to each  purchasing  party shall be determined on a pro rata basis based upon the number of Shares owned by each such  purchasing  party.  All  Transfers  of Hang Seng  Shares  pursuant to exercises  of  the  call  option  shall  be  completed,  and  payment  for  such transferred Hang Seng Shares shall be made, within 10

                                       18

Business Days of the end of the Option Period. For the purpose of this paragraph
(v), the "Option Period" shall mean the period of 15 Business Days from the date of service of the notice to  foreclose,  and  "Option  Price"  shall mean a cash amount per share  equivalent to the total amount  outstanding  under the Finance
Documents (as defined in the Hang Seng  Facility) at the date of the  completion of the Transfer  pursuant to this Section 4.4 (d), divided by the number of Hang
Seng Shares.  Each of the Investors and QPL hereby waives its rights pursuant to this  Article 4 in respect of any  Transfer of Hang Seng  Shares  pursuant to an exercise of the call option under this Section 4.4(d).

               (e) Except for a Charge Transfer made by way of Public Sale, each
Lender shall cause the first  Transferee or Transferees  of such Lender,  as the case may be, thereof to agree in writing in form and substance  satisfactory  to
AOF to be  bound  by  Article  3 and  Article  4 as a  condition  of any  Charge
Transfer.  Upon the  occurrence of a Charge  Transfer,  no Lender nor any Lender
Transferee  shall  succeed  to QPL's  rights  under  this  Agreement  except  as expressly  stated in Sections 4.1 and 4.2 for a Lender  Transferee.  Each Lender
and each Lender Transferee,  however, shall be subject to all obligations of the
Shareholders  under Articles 3 and 4, except as expressly  excluded elsewhere in this Article 4 where the Transfer is made by way of a Public Sale.

               4.5 Investors Charge.  Nothing in this Article 4 shall preclude a
Transfer  of  Shares to the  chargee  or the  Investors  under the deed of first charge  dated  October  29,  1999 over the  Shares  pledged by QPL to secure its obligations to the Investors under the  Subscription  Agreement ( the "Investors
Share Charge").

               4.6 Improper Transfer.  Any attempt to Transfer any Shares not in compliance  with this Agreement  shall be null and void and neither ASAT nor any transfer  agent shall give any effect in ASAT's stock records to such  attempted
Transfer.

               4.7  Cooperation  upon  Transfer.  The  parties  hereto  agree to cooperate in good faith in  negotiating  any  adjustments to this Agreement that may be  necessary  as a result of any  Transfer  of Shares by a  Shareholder  in accordance with this Agreement.

                                    ARTICLE 5

                                CONFIDENTIALITY;
                                NON-COMPETITION

               5.1  Confidentiality.  (a) Each  Shareholder  hereby  agrees that
Confidential  Information (as defined below) has been and will be made available to it in connection with such Shareholder's investment in ASAT. Each Shareholder agrees  that it will  not use  the  Confidential  Information  in any way to the
competitive   disadvantage  of  any  ASAT  Company.   Each  Shareholder  further
acknowledges and agrees that it will not disclose any  Confidential  Information to any Person;  provided that  Confidential  Information may be disclosed (i) to such Shareholder's directors, officers, employees, agents, Affiliates, partners,
fund  investors  and  co-investors,   counsel,  legal  and  financial  advisers,
accountants,  consultants  and  controlling  persons  (all  such  persons  being collectively  referred  to as  "Representatives")  in the  normal  course of the performance of their duties provided that such Representatives agree to abide by the terms of this

                                       19

Section 5.1, (ii) to the extent  required by applicable  law, rule,  regulation, legal  process or regulatory  authority  (including  complying  with any oral or written  questions,  interrogatories,  requests for  information  or  documents, subpoenas,  civil  investigative  demands  or  similar  process  to  which  such
Shareholder is subject) or the rules of any securities exchange on which ASAT is listed, provided that such Shareholder has not taken action that caused or could have reasonably been foreseen to cause such legal  obligation for disclosure and such action  (other than  entering into any  Transaction  Agreement)  could have reasonably  been avoided,  (iii) to any Person to whom such  Shareholder in good faith is  contemplating  a Transfer of its Shares,  provided  that such Transfer would not be in violation of the  provisions  of this  Agreement  and as long as such Person is advised of the confidential nature of such information and agrees to be bound by a  confidentiality  agreement on substantially  the same basis as this  Section 5.1,  (iv) by the  Investors  or any of their  Representatives  to
Persons   providing   possible   sources  of  financing  for  the   transactions
contemplated by the Transaction Agreements, and (v) if the prior written consent of the Board shall have been obtained.  Nothing  contained  herein shall prevent the use of Confidential  Information in connection with the assertion or defense of any claim by or against the ASAT  Companies or any  Shareholder.  The parties hereto acknowledge that this Section 5.1 supersedes all prior agreements entered in among any of the parties  hereto with respect to the  confidentiality  of the matters specified in this Section 5.1.

               (b) "Confidential  Information" means any information  concerning
(i) any ASAT Company, its financial condition, business, operations or prospects in the possession of or to be furnished to any  Shareholder in its capacity as a shareholder of ASAT or by virtue of its present or former  position as, or right to  designate,  a  director  of  ASAT,  (ii)  the  Transaction  Agreements,  the
transactions  contemplated  thereby,  the terms and  conditions  thereof  or any discussions,  correspondence  or other  communications  among the parties to the
Transaction  Agreements  or their  respective  Representatives  relating  to the
Transaction  Agreements or any of the transactions  contemplated  thereunder and
(iii)  documents and  information  concerning  QPL, any of its Affiliates or any
ASAT  Company  furnished  to any of the  Investors  in  connection  with the due diligence  review  conducted by the Investors in evaluating QPL, its Affiliates, the  ASAT  Companies  and  the  transactions  contemplated  by  the  Transaction
Agreements;  provided that the term "Confidential  Information" does not include information which (x) was or becomes generally available publicly (other than as a result of a disclosure by a Shareholder or its Representatives in violation of
any  confidentiality   provision   contained  in  this  Agreement,   Transaction
Agreements or any  confidentiality  agreement  executed in  accordance  with the
Transaction Agreements),  (y) is disclosed publicly by ASAT (including by way of public  filings with the United  States  Securities  and Exchange  Commission or
Nasdaq and any  informational  meetings  between ASAT and analysts and investors which  ASAT  treats  as  non-confidential),  or .  (z)  becomes  available  to a
Shareholder  on a  non-confidential  basis from a source  other  than ASAT,  any regulatory entity, or another Shareholder or its Representatives,  provided that such  source is not,  to the best of such  Shareholder's  knowledge,  bound by a confidentiality agreement with ASAT or another Person.

               5.2  Non-Competition  by QPL. (a) Save as  otherwise  provided in this  Section  5.2(a),  for so long as the QPL Group  collectively  beneficially owns,  directly  or  indirectly,  at least 20% of the  outstanding  Shares,  the restrictions  set forth in this  Section 5.2 shall  apply.  Once the QPL Group's collective  ownership of Shares falls below this 20% amount,  the obligations of the QPL Group under this Section shall remain in effect for one year thereafter.
Following  an Initial  Public  Offering by ASAT,  Public  Sale by QPL,  issue of
Shares upon exercise of the Warrants or

                                       20

issue of Shares to  employees  of any ASAT  Company  pursuant  to an exercise of stock options granted to such employee,  this Section 5.2 shall remain in effect and the 20% threshold referred to above shall be reduced to reflect the dilutive effect or  reduction  of the  numbers of Shares  held by QPL as a result of such event.

               (b) The QPL Group  shall not  engage in the  Businesses.  The QPL
Group shall direct all future business  opportunities in the Businesses that may come to its attention to the ASAT Companies.

               (c) The QPL Group shall not make,  directly or indirectly through any Affiliate,  any direct or indirect  Investment in, extend any lending to, or provide any technical  assistance (other than packaging  technology  assistance)
to, any Competitor without the prior written consent of the Investors,  provided that this  Section  5.2(c)  shall not  prohibit  the QPL Group  from  making any
Investment  in a  Competitor  if (i) such  Investment  is in a security  of such
Competitor  that is  listed on an  international  securities  exchange  and (ii)
taking into account such Investment,  the QPL Group would not itself or with any other group, directly or indirectly,  own more than 5% of the outstanding voting securities of such  Competitor.

               (d) The  parties  hereto  agree that ASAT France will be excluded from these  restrictions,  subject to compliance with the provisions of the ASAT
France  Agreement  entered  into among,  inter alia,  ASAT Cayman and QPL on the
Closing Date.

               5.3  Non-Competition  by Investors.  (a) If and for as long as an
Investor  shall make an Investment in an entity that is a Competitor of any ASAT
Company,  (i) each director of ASAT's Board appointed by such Investor,  and any alternate  director  and  observer  designated  by such  Investor,  shall recuse himself  from  any  and all  business  matters  addressed  by the  Board  or any committee thereof relating to such Competitor,  and (ii) each director of ASAT's
Board  appointed by such Investor shall be prohibited from serving as a director on the board of such Competitor.

               (b) In the event any of the ASAT Companies  intends to acquire an interest in any  Competitor  (a  "Target"),  and any Investor has an interest in such Target, then each director of ASAT's Board representing such Investor,  and any alternate  director and observer  designated by such Investor,  shall recuse himself  from  any  and all  business  matters  addressed  by the  Board  or any committee thereof relating to the acquisition of such Target.

               5.4 Definitions. For purposes of Sections 5.2 and 5.3:

               (a)  "Businesses"  means the  design,  assembly  and  testing  of integrated  circuit  packages  and  the  marketing  and  sales  thereof.

               (b)  "Competitor"   means  any  entity  engaged  in  any  of  the
Businesses  that sells into  markets in which any ASAT  Company,  ASAT France or
ASAT  Switzerland  sells  (either  directly,  through an ASAT Company or through
Semiconductor  Consultants  B.V.).

               (c)  "Investment"  in any entity  means any  investment  in share capital of such entity (including common or preferred shares) or the equivalent, including  without  limitation  any

                                       21

instrument,  security,  option, note or agreement  exercisable for,  convertible into or  providing  for the issue,  exchange  or  transfer  of shares or similar interests in the share  capital of such entity.

               (d) "QPL Group" means QPL and its Affiliates (other than the ASAT
Companies).

                                    ARTICLE 6

                         QPL BANKRUPTCY; INDEMNIFICATION

               6.1 QPL Bankruptcy  Event. (a)  Notwithstanding  anything in this
Agreement  or  any  other  Transaction  Agreement  to  the  contrary,  if a  QPL
Bankruptcy Event shall have occurred, then (i) AOF may require all the directors appointed or nominated by QPL (including the Independent  Director)  pursuant to
Section  2.1 to resign and such  vacancies  shall be filled in  accordance  with
Section  2.3(b),  and  (ii)  QPL  shall  have no  rights  (but  shall  have  the obligations)  under Article 2 and Article 4. Upon any Sale of Shares (other than
a  Public  Sale)  owned  by  QPL  by  a  court,   liquidator,   court  appointed
administrator, trustee in bankruptcy or other person administering QPL following a QPL Bankruptcy Event to a Third Party that is not a Financial  Creditor of QPL or any ASAT  Company,  such Third Party (x) shall be  entitled to appoint  under
Section  2.1(a) the number of directors  specified in Section  2.1(b) based upon its  shareholding  in ASAT as if its name was  substituted  for QPL (the maximum number of  directors  such Third Party  shall be  entitled to appoint  hereunder shall be two),  and (y) shall  have the  other  rights  of a  Shareholder  under
Articles  2 and 4 (except  Section  4.3),  provided  that in each such case such
Third Party shall have executed a deed of adherence  agreeing to be bound by the terms and  conditions of this  Agreement as a  shareholder  and as if such Third
Party's name were substituted for QPL herein.

               (b) "QPL  Bankruptcy  Event" shall mean in relation to QPL or any
Affiliate  of QPL that  directly or  indirectly  owns  Shares,  the  insolvency,
liquidation,  amalgamation,  reconstruction,   reorganization,   administration,
administrative  or other  receivership,  or dissolution of that person,  and any step taken (including, but without limitation, the presentation of a petition or the passing of a resolution)  for or with a view to any of the  foregoing  other than a members' voluntary  liquidation or voluntary scheme of arrangement solely for the purpose of a bona fide scheme of solvent amalgamation or reconstruction.

               6.2  Indemnification.  Each  Shareholder  hereby  indemnifies the other Shareholders and their respective Affiliates  ("Indemnitees")  against and agrees  to hold  them  harmless  from  and  against  any and all  damage,  loss, liability and expense  (including,  without  limitation,  reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any action, suit or proceeding,  as incurred) incurred or suffered by any Indemnitee arising out of any breach of any covenant or  agreement  made or to be performed by such Shareholder pursuant to this Agreement.

                                    ARTICLE 7

                                  MISCELLANEOUS

                                       22

               7.1 Ong Lawsuit.  The parties hereto acknowledge that ASAT HK and
QPL are currently  involved in a lawsuit  initiated by a former employee of ASAT
HK, Mr. Ong Ee Chang.  Mr. Ong has  claimed  that QPL and ASAT HK  promised  but failed  to  allot  to him  shares  of ASAT  HK.  QPL  hereby  agrees  to use all reasonable endeavors (i) to defend vigorously the claim if QPL is advised such a defense  will (on a balance of  probabilities)  win,  or, if not,  resolve  this lawsuit  out of court and (ii) if any  compensation  is to be paid to Mr. Ong in connection  with such  resolution,  to  structure  such  payment  as a cash only payment by QPL not involving an issuance of shares of any of the ASAT Companies.
QPL shall  cooperate and consult in good faith with the other  Shareholders  and shall not agree to any settlement or other  arrangement in respect of such claim that in any respect  creates any liability or obligation  for the account of any
ASAT Company or other Shareholders  without the other Shareholders'  consent. If for any reason any equity  interests are required to be transferred or issued to
Mr. Ong in  connection  with this dispute  (which QPL  undertakes  vigorously to defend if QPL is advised  such a defense  will (on a balance  of  probabilities)
win),  then QPL shall  transfer  to Mr.  Ong the  number of Shares  required  to satisfy the dispute  (such  Shares  shall be Shares owned by QPL at such time or
Shares obtained by QPL in the open market) and shall take all actions  necessary to ensure  that ASAT does not have to issue any Shares in  connection  with this dispute.  In agreeing to the matters set forth in this  Section 7.1, the parties hereto  are in no way  admitting  any  liability  on the  part of QPL,  any ASAT
Company or any of their Affiliates. Reference to "QPL" in this Section 7.1 shall refer solely to QPL International  Holdings Limited,  and not TIIC or QPL US.

               7.2 Entire  Agreement.  This Agreement and the other  Transaction
Agreements  constitute the entire agreement among the parties hereto and thereto and supersede all prior  agreements and  understandings,  both oral and written, among all of the parties  hereto and thereto with respect to the subject  matter hereof and  thereof.  No  representation,  inducement,  promise,  understanding, condition  or warranty  not set forth herein has been made or relied upon by any party hereto.

               7.3 Binding  Effect;  Benefit.  This Agreement shall inure to the benefit of and be binding upon the parties  hereto and their  respective  heirs, successors,  legal representatives and permitted assigns (except as to Article 2 which shall not be binding upon ASAT and for which  purposes ASAT is not a party to this Agreement). Nothing in this Agreement, expressed or implied, is intended to confer on any Person  other than the  parties  hereto,  and their  respective heirs,  successors,  legal  representatives  and permitted assigns,  any rights, remedies,  obligations or liabilities  under or by reason of this Agreement.

               7.4 Assignment. No party hereto may assign, delegate or otherwise
Transfer any of its rights or obligations under this Agreement,  except that any
Person acquiring Shares who is required by the terms of this Agreement to become a party hereto shall execute and deliver to ASAT a deed of adherence in the form of  Annex  B  to  be  bound  by  this  Agreement  and  shall  thenceforth  be  a
"Shareholder",  and any Shareholder  who ceases to  beneficially  own any Shares shall cease to be bound by the terms hereof  (other than Sections 3.3, 5.1, 5.2,
6.2 and Article 7).

               7.5  Amendment;  Waiver;  Termination.  (a) Any provision of this
Agreement may be amended or waived if, but only if, such  amendment or waiver is in writing  and is signed,  in the case of an  amendment,  by each party to this
Agreement,  or in the case of a waiver,  by the party against whom the waiver is to be effective.

                                       23

               (b) No  failure  or delay by any party in  exercising  any right, power or privilege  hereunder  shall  operate as a waiver  thereof nor shall any single or  partial  exercise  thereof  preclude  any other or  further  exercise thereof or the exercise of any other right,  power or privilege.  The rights and remedies  herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

               (c) This Agreement  shall terminate and be of no further force or
effect  (i) as to   (A) AOF and CAIP,  (B) QPL,  and (C) the  Co-Investors  (the
Shareholders  in clauses (A) and (C) being treated as a single  Shareholder  and their  holdings of Shares being  calculated on a combined  basis for purposes of this Section 7.5(c)), when such Shareholder and its Permitted Transferees ceases to own,  directly or indirectly,  at least 5% of the outstanding  Shares or (ii)
when only one Shareholder remains subject to this Agreement.

               (d)  Notwithstanding  Section 7.5(c),  (i) Sections 5.1, 5.2, 6.2
and  Article 7 shall  survive any  termination  of this  Agreement,  (ii) upon a
Transfer of Shares by AOF or QPL which  would  result in a  termination  of this
Agreement  as to such Person  pursuant to Section  7.5(c)(i),  such Person shall cause its appointed  directors to resign in accordance  with Section  2.1(d) and such  directors  shall  not be  entitled  to vote and shall  not be  counted  as attending the Board meeting at the time the Board elects a successor as provided in Section 2.3(c), and (iii) upon a Transfer of Shares by AOF or QPL which would result in a termination of this Agreement  pursuant to Section  7.5(c)(ii),  the one remaining  Shareholder shall vote its Shares and take all actions necessary, and if such Shareholder has appointed any directors pursuant to Section 2.1 then it agrees to procure that its appointed  directors will vote and take all action necessary,  to comply with Sections 2.3(b) and (c) in filling any vacancy on the
Board  resulting from a resignation  required under Section 2.1(d) and subclause
(ii) above due to the Transfer of Shares by QPL or AOF.

               7.6 Notices. All notices, requests and other communications given or made pursuant  hereto or pursuant to any other  agreement  among the parties, unless otherwise specified, shall be in writing and shall be deemed to have been duly  given or made if sent by fax (with  confirmation  in  writing),  delivered personally  or sent by registered or certified  mail  (postage  prepaid,  return receipt  requested)  to the  parties at the fax  number or address  set forth in
Annex C hereto or at such other  addresses  as shall be furnished by the parties by like notice.  Such notice,  request or communication  shall be deemed to have been given or made on the date of receipt by the  recipient  thereof if received prior to 5 p.m.  in the place of receipt  and such day is a Business  Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next  succeeding  Business Day in the place of receipt. Any Person who becomes a Shareholder shall provide its address and fax number to ASAT,  which shall promptly  provide such  information to each other Shareholder.

               7.7 Section Headings.  The headings of Sections in this Agreement are  provided  for  convenience  only and will not  affect its  construction  or interpretation.

               7.8  Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

                                       24

               7.9  Severability.  If any provision  contained in this Agreement shall for any reason be held invalid,  illegal or  unenforceable in any respect, such  invalidity,  illegality  or  unenforceability  shall not  affect any other provisions of this  Agreement,  but this Agreement shall be construed as if such invalid,  illegal or unenforceable provision had never been contained herein. It is the  intention  of the Parties that if any of the  restrictions  or covenants contained  herein  is held to cover a  geographic  area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent  invalid,  such  provision  shall not be  construed to be null, void and of no effect,  but to the extent such provision would be valid or enforceable  under  applicable  law,  a court of  competent  jurisdiction  shall construe and interpret or reform this Agreement to provide for a covenant having the maximum  enforceable  geographic area, time period and other provisions (not greater than those  contained  herein) as shall be valid and  enforceable  under such applicable law.

               7.10  Applicable  Law.  This  Agreement  shall be governed by and construed in accordance with the laws of England.

               7.11 Specific  Enforcement.  Each party hereby  acknowledges that the remedies at law of the other  parties for a breach or  threatened  breach of this Agreement  would be inadequate  and, in recognition of this fact, any party to this  Agreement,  without  posting  any bond,  and in  addition  to all other remedies which may be available, shall be entitled to obtain equitable relief in the form of specific performance,  a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

               7.12 Submission to  Jurisdiction.  Each party hereby  irrevocably agrees  that the courts of  England  shall have  non-exclusive  jurisdiction  to settle any dispute which may arise out of or in connection  with this  Agreement and that accordingly any suit,  action or proceedings  (together  referred to as
"Proceedings")  arising out of or in connection therewith may be brought in such courts. Each party hereto irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any Proceedings in any such court and any claim that any such Proceedings  have been brought in an inconvenient  forum and hereby further irrevocably agrees that a judgment in any Proceedings brought in the courts of England  shall be  conclusive  and  binding  upon it and may be enforced in the courts of any jurisdiction.

               7.13 Agent for Service. (a) QPL, TIIC and QPL US each appoints RB
Secretariat  Limited of Beaufort  House,  Tenth Floor,  15 St.  Botolph  Street,
London  EC3A 7EE to be its  agent for the  receipt  of  service  of  process  in
England. Each Investor and ASAT appoints Trusec Limited of 35 Basinghall Street,
London  EC2V 5DB to be its  agent for the  receipt  of  service  of  process  in
England.  Each party agrees that any Service  Document (as defined below) may be effectively  served on it in connection with Proceedings in England and Wales by service on its agent.

               (b) Any Service Document shall be deemed to have been duly served on a party if marked for the  attention of such party's agent at the address set out above in Section  7.8(a) in  respect  of such  agent or such  other  address within England or Wales as may be notified to the other parties and: (i) left at the  specified  address;  or (ii) sent to the  specified  address by first class post. In the case of (i), the Service Document shall be deemed to have been duly served  when it is left.  In the case of (ii),  the  Service  Document  shall be deemed to have been duly  served  two clear UK  business  days after the date of posting.

                                       25

               (c) "Service Document" means a writ, summons,  order, judgment or other process  issued out of the courts of England and Wales in connection  with any Proceedings, "UK Business Days" means a day other than a Saturday, Sunday or any day on which banks located in England are obligated to close.

               7.14 Lender Share Charge and Lender Facilities. Without the prior written consent of the Investors,  QPL and their  Affiliates  shall not agree to any changes to any Lender Share Charge,  Lender Facility or related  arrangement that  would  materially  and  adversely  prejudice  AOF's,  CAIP's  or the other
Investors'  rights under this Agreement or the value of Shares held by Investors or Shares subject to the Investors  share charge referred to in Section 4.5. QPL shall  promptly  notify all  Shareholders  of, and  reasonably  describe in such notice  the  scope  and  nature  of,  any  amendments  to  such  agreements  and arrangements  and any  default  thereunder.  QPL shall  promptly  provide to the
Investors  copies  of  draft  agreements  and   correspondence   regarding  such
amendments or defaults reasonably requested by the Investors.

               7.15 QPL  Obligations.  As  applicable,  (i) all  agreements  and obligations  of QPL herein shall be construed as agreements  and  obligations of such Subsidiary that directly or indirectly owns Shares and QPL shall cause such
Subsidiary to fulfil such agreements and  obligations,  which shall be joint and several among QPL and its Subsidiaries,  and (ii) all agreements and obligations herein  of  Subsidiaries  of QPL that are  Shareholders  shall be  construed  as agreements and obligations of QPL.

               7.16 Rights and Liabilities.
    The execution of this Amended and Restated Shareholders  Agreement shall not constitute a waiver,  release or  discharge,  in whole or in part, of any rights and  liabilities  of the parties  under the Amended  and  Restated  Shareholders
Agreement  dated  December  22,  2000 or any of them  accrued  prior to the date hereof which shall continue in full force and unaffected in all respects.

                                       26

               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their  respective  authorized  officers as of the day and year first above written.

                               ASAT HOLDINGS LIMITED

                               By: /s/ Robert Gange
                                   ------------------------------
                                   Name:  Robert Gange
                                   Title: Chief Executive Officer

                               QPL INTERNATIONAL HOLDINGS
                                 LIMITED

                               By:
                                   ------------------------------
                                   Name:  T.L. Li
                                   Title: Chairman

                               THE INDUSTRIAL INVESTMENT
                                 COMPANY LIMITED

                               By:
                                   ------------------------------
                                   Name:  T.L. Li
                                   Title: Chairman

                               QPL (US) INC.

                               By:
                                   ------------------------------
                                   Name:  T.L. Li
                                   Title: Chairman

               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their  respective  authorized  officers as of the day and year first above written.

                               ASAT HOLDINGS LIMITED

                               By:
                                   ------------------------------
                                   Name:
                                   Title:

                               QPL INTERNATIONAL HOLDINGS
                                 LIMITED

                               By: /s/ T.L. Li
                                   ------------------------------
                                   Name:  T.L. Li
                                   Title: Chairman

                               THE INDUSTRIAL INVESTMENT
                                 COMPANY LIMITED

                               By: /s/ T.L. Li
                                   ------------------------------
                                   Name:  T.L. Li
                                   Title: Director

                               QPL (US) INC.

                               By:
                                   ------------------------------
                                   Name:  Robert T. Borawski
                                   Title: Director

               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their  respective  authorized  officers as of the day and year first above written.

                               ASAT HOLDINGS LIMITED

                               By:
                                   ------------------------------
                                   Name:
                                   Title:

                               QPL INTERNATIONAL HOLDINGS
                                 LIMITED

                               By:
                                   ------------------------------
                                   Name:  T.L. Li
                                   Title: Chairman

                               THE INDUSTRIAL INVESTMENT
                                 COMPANY LIMITED

                               By:
                                   ------------------------------
                                   Name:  T.L. Li
                                   Title: Chairman

                               QPL (US) INC.

                               By: /s/ Robert T Borawski, Secretary
                                   ------------------------------
                                   Name:  Robert T Borawski
                                   Title: Director

                               CHASE ASIA INVESTMENT
                                 PARTNERS II (Y), LLC

                               By: J.P. Morgan Asia Investment Partners, L.P.,
                                   its sole member

                               By: J.P. Morgan Asia Equity Partners, L.P.,
                                   its general partner

                               By: JPMP Asia Equity Company,
                                   a managing general partner

                               By: /s/ Arnold L. Chavkin
                                   ------------------------------
                                   Name:  Arnold L. Chavkin
                                   Title: Chief Investment Officer

                               ASIA OPPORTUNITY FUND, L.P.

                               By: Asia Opportunity Company, its general partner

                               By: /s/ Arnold L. Chavkin
                                   ------------------------------
                                   Name:  Arnold L. Chavkin
                                   Title: Chief Investment Officer

                               OLYMPUS-ASAT II, L.L.C.

                               By: Olympus Capital Holdings Asia, L.P.,
                                   its managing member

                               By: Olympus Capital GP Corporation,
                                   its general partner

                               By: /s/
                                   ------------------------------
                                   Name:
                                   Title:

                                                                         ANNEX A

                              List of Co-Investors

OLYMPUS-ASAT II, L.L.C.

                                      A-1

                                                                         ANNEX B

                            Form of Deed of Adherence

THIS DEED is made on [           ] 199
by [              ], a company incorporated [in / under the laws of] [         ]
under registered number [    ]whose [registered / principal] office is at [    ]
(the  "New  Shareholder").
WHEREAS:-
(A)  By a  transfer  dated  [            ], [               ] transferred to the
     New  Shareholder [       ] shares of [ ] each (the "Shares") in the capital
     of ASAT Limited (the "Company").
(B)  This Deed is entered  into in   compliance  with the terms of Article  3.3.
     (Permitted  Transferees)/Article [4.5]  of  a shareholders  agreement dated
     [      ] 1999 made  between  (1)  Chase  Asia  Investment Partners II  (Y),
     LLC, (2) Asia Opportunity  Fund, L.P., (3) The Co-Investors  named therein,
     (4) QPL  International  Holdings Limited,  (5) Bring Luck Limited,  (6) The
     Industrial Investment Company Limited and (7) the Company as such agreement shall have been or may be  amended,  supplemented  or novated  from time to time (the "Shareholders' Agreement").

THIS DEED WITNESSES as follows:-

1.   In  consideration  of the  giving of  consent  by the  Shareholders  to the transfer  of the  Shares  to  the  New  Shareholder,  the  New  Shareholder
     undertakes to adhere to and be bound by the provisions of the Shareholders'
     Agreement,  and to perform  the  obligations  imposed by the  Shareholders'
     Agreement  which are to be performed on or after the date of this Deed,  in all respects as if the New  Shareholder  were a party to the  Shareholders'
     Agreement and named therein as a Shareholder.

2.   This  Deed is made  for the  benefit  of (a) the  original  parties  to the
     Shareholders'  Agreement  and (b) any other person or persons who after the date of the  Shareholders'  Agreement (and whether or not prior to or after the date of this Deed) adheres to the Shareholders' agreement.

3.   The address and facsimile number of the New Shareholder for the purposes of
     Annex B of the Shareholders' Agreement are as follows:

     Party and title of   Address                       Facsimile  no.
     ------------------   -------                       --------------
     individual
     ----------
     [          ]         [             ]               [       ]

4.   This Deed shall be governed by and  construed  in  accordance  with English law.

5.   The  courts of  England  are to have  jurisdiction  to settle  any  dispute arising out of or in connection  with this Deed.  Any  proceeding,  suit or action arising out of or in connection with this agreement  ("Proceedings")
     may therefore be brought in the English courts.  The New Shareholder agrees that this jurisdiction agreement is irrevocable and that it is for

                                      B-1

     the  benefit of each of the  parties  referred to in clause 2 of this Deed.
     Nothing contained in this clause shall limit the right of any person having the benefit of this Deed to take Proceedings against the New Shareholder in any other court or in the courts of more than one  jurisdiction at the same time.

6.   The  New  Shareholder  irrevocably  appoints  [ ] to be its  agent  for the service of process in England in respect of any Proceedings.

7.   [If the New  Shareholder is domiciled in  Switzerland]  The New Shareholder waives the benefit of the declaration  made under paragraph 1 of Article Ia of  Protocol  No. 1  annexed  to the  Convention  on  jurisdiction  and the enforcement  of  judgments  in civil  and  commercial  matters  opened  for signature at Lugano on 16 September 1988.

IN  WITNESS  of which  this  Deed has been  executed  and  delivered  by the New
Shareholder on the date which first appears above.

 Executed as a deed                        ................................
                                           Director

                                           ................................
                                      )    Director/Secretary
by [name of English company] acting   )
by [a director and its secretary/
                                      )
two directors]

                                      )

OR
The common seal of [name of                [Common seal to be affixed here]
                                      )
English company] was affixed
                                      )
in the presence of:

                                      )
....................................
Director
....................................
Director/Secretary/Person authorized by
the board of directors of [name of
company]

OR

                                      B-2

Executed as a deed by [name of             ................................
                                      )    Authorized signatory(ies)
foreign company] acting by [name
                                      )
of authorized signatory(ies)] [who,
                                      )
in accordance with the laws of the
                                      )
territory in which [name of foreign
                                      )
company] is incorporated, [is/are]
                                      )
acting under the authority of [name   )
of foreign company]]

                                      )

[If the New  Shareholder  is domiciled in Luxembourg]  Without  prejudice to the execution of this agreement by the parties, [name of Luxembourg party] expressly and specifically  confirms its agreement with the provisions of clause 5 of this
Deed for the purposes of (a) Article I of the Protocol annexed to the Convention on jurisdiction and the enforcement of judgments in civil and commercial matters signed at Brussels on 27  September  1968,  and (b) Article I of Protocol  No. 1
annexed to the Convention on  jurisdiction  and the  enforcement of judgments in civil and  commercial  matters  opened for  signature  at Lugano on 16 September
1988. [Name of Luxembourg party]

...................................         ................................
(Signature of authorized person)                (Signature of authorized person)
Name: ............................              Name:...........................
Title: ...........................              Title:..........................

                                      B-3

                                                                         ANNEX C

                              Addresses for Notices

        If to CAIP or AOF, to:

                Chase Asia Investment Partners II (Y), LLC
                Asia Opportunity Fund, L.P.
                Suite 3003, 30/F
                One International Finance Centre
                1 Harbour View Street
                Central, Hong Kong
                Attention: Chief Executive Officer
                Fax: 852-2868-5551

        with a copy to:

                Milbank, Tweed, Hadley & McCloy LLP
                3007 Alexandra House
                16 Chater Road
                Central, Hong Kong
                Attention: Anthony Root, Esq.
                Fax: 852-2840-0792

        If to Olympus-ASAT II, L.L.C., to:

                c/o Olympus Capital Holdings Asia
                485 Madison Avenue
                18th Floor
                New York, NY 10022
                Attention: Jeffrey E. Glat
                Fax: 212-201-8534

               and

                c/o Olympus Capital Holdings Asia
                One Exchange Square, Suite 3406
                Hong Kong
                Attn: Frederick J. Long
                Fax: 852-2140-0555

        with a copy to:

                Purrington Moody LLP
                301 North Elm Street, Suite 115
                Greensboro, NC 27401
                Tel: (336) 510-5880

                                      C-1

                Fax: (336) 510-5888
                Attention: Nick Purrington, Esq.

        If to QPL, to:

                QPL International Holdings Limited
                Unit F, 17th Floor
                CDW Building
                No. 388 Castle Peak Road
                Tsuen Wan, New Territories
                Hong Kong
                Attention: Chief Executive Officer
                Fax: 852-2407-4056

        with a copy to:

                Richards Butler
                20th Floor, Alexandra House
                16-20 Chater Road
                Central, Hong Kong
                Attention: Michael Pepper, Esq.
                Fax: 852-2810-0664

        If to ASAT, to:

                ASAT Holdings Limited
                c/o ASAT Limited
                14th Floor, QPL Industrial Building
                138 Texaco Road,
                Tsuen Wan, New Territories
                Hong Kong
                Attention: Chief Executive Officer
                Fax: 852-2407-4056

        with a copy to:

                Wilson Sonsini Goodrich & Rosati, P.C.
                650 Page Mill Road
                Palo Alto, CA 94304
                Telephone No.: (650) 493-9300
                Telecopier No.: (650) 493-6811
                Attention: John A. Fore, Esq.

                                      C-2